Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEET

In accordance with IFRS at June 30, 2009 and December 31, 2008

In million EUR	Notes	June 30, 2009 (unaudited)	December 31, 2008
Assets
Intangible assets	7	5,182	5,425
Investments general account	5	131,533	130,481
Investments for account of policyholders	6	112,107	105,400
Derivatives		2,981	8,057
Investments in associates		660	595
Reinsurance assets		5,086	5,013
Defined benefit assets		403	448
Deferred benefit assets		1,337	1,447
Deferred expenses and rebates	8	12,160	12,794
Other assets and receivables		7,178	7,376
Cash and cash equivalents		6,816	10,223

Total assets		285,443	287,259

Equity and liabilities
Shareholders’ equity		7,642	6,055
Convertible core capital securities		3,000	3,000
Other equity instruments		4,703	4,699
Minority interest		7	6

Group equity		15,352	13,760

Trust pass-through securities		137	161
Subordinated borrowings		8	41
Insurance contracts general account		94,081	97,377
Insurance contracts for account of policyholders		63,622	60,808
Investment contracts general account		32,424	36,231
Investment contracts for account of policyholders		50,116	45,614
Derivatives		3,974	6,089
Borrowings	10	7,867	5,339
Provisions		484	495
Defined benefit liabilities		2,088	2,080
Deferred revenue liability		35	42
Deferred tax liabilities		406	424
Other liabilities		14,507	18,237
Accruals		342	561

Total liabilities		270,091	273,499

Total equity and liabilities		285,443	287,259

CONDENSED CONSOLIDATED INCOME STATEMENT

In accordance with IFRS for the six months ended June 30, 2009 and 2008

		Six months ended June 30,
In million EUR	Notes	2009 (unaudited)	2008 (unaudited)
Premium income	11	10,540	11,907
Investment income	12	4,441	4,858
Fee and commission income		780	858
Other revenues		1	3

Total revenues		15,762	17,626

Income from reinsurance ceded		915	749
Results from financial transactions	13	(232)	(11,208)
Other income		2	—

Total income		16,447	7,167

Benefits and expenses		15,797	6,286
Impairment charges	14	843	135
Interest charges and related fees		226	206
Other charges	15	386	—

Total charges		17,252	6,627

Share in net results of associates		12	20

Income/(loss) before tax		(793)	560
Income tax		459	(131)

Net income/(loss) attributable to equity holders of AEGON N.V.		(334)	429

Net income/(loss) and dividend per common share
Basic earnings per share in EUR*		(0.36)	0.15
Diluted earnings per share in EUR*		(0.36)	0.15
Dividend per share in EUR		—	0.30

Net income/(loss) per common share calculation
Net income		(334)	429
Preferred dividend		(122)	(112)
Coupons on perpetuals		(93)	(91)

Net income/(loss) attributable to common shareholders		(549)	226
Weighted average number of common shares outstanding		1,516	1,499

*	After deduction of preferred dividend and coupons on perpetuals

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In accordance with IFRS for the six months ended June 30, 2009 and 2008

	Six months ended June 30,
In million EUR	2009 (unaudited)	2008 (unaudited)
Net income/(loss)	(334)	429
Other comprehensive income:
Gross movement in foreign currency translation reserve	31	(970)
Gross movement in revaluation reserves	2,945	(3,561)
Tax relating to components of other comprehensive income	(838)	1,140
Other	(2)	—

Other comprehensive income for the period	2,136	(3,391)
Total comprehensive income	1,802	(2,962)
Total comprehensive income attributable to:
Equity holders of AEGON N.V.	1,801	(2,962)
Minority interest	1	—

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2009 and 2008

(unaudited)

EUR million	Total Share capital	Retained earnings	Revaluation and hedging reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
Six months ended June 30, 2009
At beginning of year	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760
Revaluations	—	—	2,656	—	—	—	2,656	—	2,656
Disposal of group assets	—	—	59	—	—	—	59	—	59
(Gains)/losses transferred to income statement on disposal and impairment	—	—	355	—	—	—	355	—	355
								—
Equity movements of associates	—	—	—	(11)	—	—	(11)	—	(11)
								—
Foreign currency translation differences	—	—	(132)	—	—	—	(132)	—	(132)
Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	82	—	—	82	—	82
Aggregate tax effect of items recognized directly in equity	—	—	(889)	—	—	—	(889)	—	(889)
Other	—	8	7	—	—	—	15	1	16

Net income/(loss) recognized directly in equity	—	8	2,056	71	—	—	2,135	1	2,136
Net income/(loss) recognized in the income statement	—	(334)	—	—	—	—	(334)	—	(334)

Total comprehensive income/(loss) for the first six months ended June 30, 2009		(326)	2,056	71	—	—	1,801	1	1,802
Treasury shares	—	2	—	—	—	—	2	—	2
Preferred dividend	—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetuals	—	(93)	—	—	—	—	(93)	—	(93)
Share options	—	—	—	—	—	4	4	—	4
Other	—	(1)	—	—	—	—	(1)	—	(1)

At end of period	7,347	7,553	(5,111)	(2,147)	3,000	4,703	15,345	7	15,352

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2009 and 2008

(Unaudited)

EUR million	Total Share capital	Retained earnings	Revaluation and hedging reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
Six months ended June 30, 2008
At beginning of year	7,359	10,349	(516)	(2,041)		4,795	19,946	16	19,962
Revaluations	—	—	(3,608)	—	—	—	(3,608)	—	(3,608)
Disposal of group assets	—	—		—	—	—		—
(Gains)/losses transferred to income statement on disposal and impairment	—	—	23	—	—	—	23	—	23
								—
Equity movements of associates	—	—	—	(11)	—	—	(11)	—	(11)
								—
Foreign currency translation differences	—	—	82	—	—	—	82	—	82
Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	(948)	—	—	(948)	—	(948)
Aggregate tax effect of items recognized directly in equity	—	—	1,118	—	—	—	1,118	—	1,118
Other	—	11	(58)	—	—	—	(47)	—	(47)

Net income/(loss) recognized directly in equity	—	11	(2,443)	(959)	—	—	(3,391)	—	(3,391)
Net income/(loss) recognized in the income statement	—	429	—	—	—	—	429	—	429

Total comprehensive income/(loss) for the first six months ended June 30, 2008		440	(2,443)	(959)	—	—	(2,962)	—	(2,962)
Treasury shares	—	(75)	—	—	—	—	(75)	—	(75)
Dividends paid on common shares	—	(290)	—	—	—	—	(290)	—	(290)
Preferred dividend	—	(112)	—	—	—	—	(112)	—	(112)
Coupons on perpetuals	—	(91)	—	—	—		(91)	—	(91)
Share options	—	—	—	—	—	10	10	—	10

At end of period	7,359	10,221	(2,959)	(3,000)		4,805	16,426	16	16,442

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

In accordance with IFRS for the six months ended June 30, 2009 and 2008

	Six months ended June 30,
In million EUR	2009 (unaudited)	2008 (unaudited)
Cash flow from operating activities	(5,450)	4,779

Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	(4)
Purchase and disposal of equipment	(20)	104
Purchase, disposal and dividends of subsidiaries and associates	(55)	(177)

	(78)	(77)
Cash flow from financing activities
Issuance and purchase of share capital	2	(75)
Dividends paid	(122)	(402)
Issuance, repayments and coupons of convertible capital securities	(121)	—
Issuance, repayment and coupons of perpetuals	(125)	(123)
Issuance, repayment and finance interest on borrowings	1,912	179

	1,546	(421)

Net increase/(decrease) in cash and cash equivalents	(3,982)	4,281
Net cash and cash equivalents at January 1	9,506	7,385
Effects of changes in exchange rate	127	(103)
Net cash and cash equivalents at end of period	5,651	11,563

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF AEGON GROUP (UNAUDITED)

In million EUR, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the 6 month period ended June 30, 2009, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) and with IFRS as issued by the International Accounting Standards Board (IASB) and adopted by the European Union. It does not include all of the information required for full financial statements and should therefore be read together with the 2008 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report on form 20-F for 2008 as filed with the SEC on March 31, 2009.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The published figures in these condensed consolidated interim financial statements are unaudited. The condensed consolidated financial statements were approved by the Executive Board on August 12, 2009.

2. Significant accounting policies

Except for the changes highlighted below, all accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2008 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted by the European Union.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009:

IFRS 8 ‘Operating segments’. This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (geographical) and secondary (business) reporting segments of the Group. Under IFRS 8, AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief executive decision maker”. The operating segments are:

•	AEGON Americas. Main business lines include life and protection, individual savings and retirement, pensions and asset management, institutional products and life reinsurance.

•	AEGON The Netherlands. Main business lines include life and protection, individual savings and retirement, pensions and asset management, distribution and general insurance.

•	AEGON United Kingdom. Main business lines include life and protection, pensions and asset management and distribution.

•

Other countries. Other countries include the country units Central and Eastern Europe (CEE), other European countries, European variable annuities and Asia. Main business lines include life and protection, pensions and asset management and general insurance.

•	Holding and other activities. Includes finance, employee and other administrative expenses of the group staff functions.

This report includes a non-IFRS financial measure: Underlying earnings before tax. AEGON believes this non-IFRS measure, together with the IFRS measure (Net income), provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers. In addition, underlying earnings is a key performance indicator on which the executive board manages AEGON’s performance. The reconciliation of this measure to the most comparable IFRS measure is shown in table Segment information on pages 11-12.

The adoption of IFRS 8 did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings. The long-term expected return for these guarantees is set at zero.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread are excluded from underlying earnings.

IAS 1 (revised) ‘Presentation of financial statements’ The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line.

In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expenses, either in one single statement, or in two linked statements. AEGON has elected to present two statements. The adoption of this standard did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’

The standard has been amended to clarify the definition of vesting conditions and to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

Amendment to IFRS 7 ‘Financial Instruments: Disclosures’. The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. The Group will make additional relevant disclosures in its consolidated financial statements ending December 31, 2009.

IAS 23 ‘Borrowing Costs (revised)’

The standard has been revised to require capitalization of borrowing costs on qualifying assets. This amendment is not relevant to the Group as the Group already has a policy to capitalize borrowing costs.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the Group:

•	IFRIC 16 ‘Hedges of a net investment in a foreign operation’;

•	Amendments to IAS 39 ‘Eligible hedged items’;

•	Improvements to IFRS (2008).

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative for full year results.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3349 (2008: USD 1.5309); 1 EUR = GBP 0.8920 (2008: GBP 0.7763).

Balance sheet items: closing rate 1 EUR = USD 1.4134 (2008: USD 1.5764; year-end 2008: USD 1.3917); 1 EUR = GBP 0.8521 (2008: GBP 0.7923; year-end 2008: GBP 0.9525).

AEGON Funding Company LLC

AEGON Funding Company LLC (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the US subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

Other

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

3. Segment information

3.1 Income statement

Six months ended June 30, 2009

EUR millions	Americas	The Netherlands	United Kingdom	Other Countries	Holdings and other activities	Eliminations	Total
Underlying earnings before tax geographically	212	201	27	77	(134)	(1)	382
Over/(under) performance of fair value items	149	(243)	(1)	3	(136)	—	(228)

Total operating earnings before tax	361	(42)	26	80	(270)	(1)	154
Gains/(losses) on investments	25	68	38	6	71	—	208
Impairment charges	(635)	(109)	(49)	(5)	(5)	—	(803)
Impairment reversals	21	3	—	—	—	—	24
Other income/(charges)	—	—	9	(385)	—	—	(376)

Income/(loss) before tax	(228)	(80)	24	(304)	(204)	(1)	(793)
Income tax	377	43	2	(30)	67	—	459

Net income/(loss)	149	(37)	26	(334)	(137)	(1)	(334)
Inter-segment underlying earnings	(13)	(9)	1	(3)	24	—	—

Revenues
Life insurance gross premiums	2,971	2,010	3,616	525	—	—	9,122
Accident and health insurance	892	146	—	42	—	—	1,080
General insurance	—	266	—	72	—	—	338

Total gross premiums	3,863	2,422	3,616	639	—	—	10,540
Investment income	2,133	1,074	1,095	117	119	(97)	4,441
Fee and commission income	440	199	86	55	—	—	780
Other revenues	—	—	—	1	—	—	1

Total revenues	6,436	3,695	4,797	812	119	(97)	15,762
Inter-segment revenues	1	(1)	2	—	95	—	97

Segment information (Continued)

Six months ended June 30, 2008

EUR millions	Americas	The Netherlands	United Kingdom	Other Countries	Holdings and other activities	Eliminations	Total
Underlying earnings before tax geographically	919	229	93	68	(63)	8	1,254
Over/(under) performance of fair value items	(274)	(191)	—	—	72	—	(393)

Total operating earnings before tax	645	38	93	68	9	8	861
Gains/(losses) on investments	(94)	(39)	3	5	(1)	—	(126)
Impairment charges	(103)	(21)	(12)	(1)	—	—	(137)
Impairment reversals	7	—	—	—	—	—	7
Other income/(charges)	—	—	(45)	—	—	—	(45)

Income/(loss) before tax	455	(22)	39	72	8	8	560
Income tax	(184)	46	34	(24)	(3)	—	(131)

Net income	271	24	73	48	5	8	429
Inter-segment underlying earnings	(39)	(20)	—	(2)	61	—	—

Revenues
Life insurance gross premiums	2,894	2,028	4,785	834	—	—	10,541
Accident and health insurance	831	152	—	43	—	—	1,026
General insurance	—	263	—	77	—	—	340

Total gross premiums	3,725	2,443	4,785	954	—	—	11,907
Investment income	2,284	1,128	1,283	126	113	(76)	4,858
Fee and commission income	472	212	123	51	—	—	858
Other revenues	2	—	—	1	—	—	3

Total revenues	6,483	3,783	6,191	1,132	113	(76)	17,626
Inter-segment revenues	1	—	—	—	75	—	76

3.2 Investments geographically

At June 30, 2009

Investments

EUR millions	Americas	The Netherlands	United Kingdom	Other Countries	Holdings and other activities	Eliminations	Total
Shares	1,086	604	48	54	—	(2)	1,790
Bonds	57,898	19,743	6,815	1,795	1,029	—	87,280
Loans	12,927	11,344	11	702	—	—	24,984
Other financial assets	14,713	142	—	57	—	—	14,912
Investments in real estate	493	2,074	—	—	—	—	2,567

Investments general account	87,117	33,907	6,874	2,608	1,029	(2)	131,533
Shares	—	6,034	20,786	571	—	(8)	27,383
Bonds	—	12,987	14,467	342	—	—	27,796
Separate accounts and investment funds	43,866	—	3,459	944	—	—	48,269
Other financial assets	—	1,044	6,418	189	—	—	7,651
Investments in real estate	—	—	1,008	—	—	—	1,008

Investments for account of policyholders	43,866	20,065	46,138	2,046	—	(8)	112,107

Investments on balance sheet	130,983	53,972	53,012	4,654	1,029	(10)	243,640
Off balance sheet investments third parties	77,963	11,800	2,306	6,106	—	—	98,175

Total revenue generating investments	208,946	65,772	55,318	10,760	1,029	(10)	341,815

Investments
Available-for-sale	69,754	20,396	6,770	1,705	1,029	—	99,654
Loans	12,927	11,344	11	702	—	—	24,984
Held-to-maturity	—	—	—	51	—	—	51
Financial assets at fair value through profit or loss	47,809	20,158	45,223	2,196	—	(10)	115,376
Investments in real estate	493	2,074	1,008	—	—	—	3,575

Total investments on balance sheet	130,983	53,972	53,012	4,654	1,029	(10)	243,640
Investments in associates	66	55	15	522	4	(2)	660
Other assets	22,394	6,867	7,328	1,240	14,311	(10,997)	41,143

Consolidated total assets	153,443	60,894	60,355	6,416	15,344	(11,009)	285,443

Investments geographically (continued)

At December 31, 2008

Investments

EUR millions	Americas	The Netherlands	United Kingdom	Other Countries	Holdings and other activities	Eliminations	Total
Shares	1,031	1,297	41	183	52	(2)	2,602
Bonds	60,247	18,298	5,161	4,827	20	—	88,553
Loans	13,792	10,416	10	1,116	—	—	25,334
Other financial assets	11,235	112	—	117	—	—	11,464
Investments in real estate	488	2,040	—	—	—	—	2,528

Investments general account	86,793	32,163	5,212	6,243	72	(2)	130,481
Shares	—	6,416	18,225	167	—	(9)	24,799
Bonds	—	11,675	13,307	330	—	—	25,312
Separate accounts and investment funds	42,353	—	2,500	1,420	—	—	46,273
Other financial assets	—	1,042	6,693	150	—	—	7,885
Investments in real estate	—	—	1,131	—	—	—	1,131

Investments for account of policyholders	42,353	19,133	41,856	2,067	—	(9)	105,400

Investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
Off balance sheet investments third parties	76,478	11,783	2,403	5,299	—	—	95,963

Total revenue generating investments	205,624	63,079	49,471	13,609	72	(11)	331,844

Investments
Available-for-sale	67,862	19,110	5,101	2,602	72	—	94,747
Loans	13,792	10,416	10	1,116	—	—	25,334
Held-to-maturity	—	—	—	2,269	—	—	2,269
Financial assets at fair value through profit or loss	47,004	19,730	40,826	2,323	—	(11)	109,872
Investments in real estate	488	2,040	1,131	—	—	—	3,659

Total investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
Investments in associates	21	55	13	503	4	(2)	594
Other assets	26,440	12,460	7,552	1,660	17,395	(14,723)	50,784

Consolidated total assets	155,607	63,811	54,633	10,473	17,471	(14,736)	287,259

4. Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2009 and December 31, 2008 and the condensed consolidating income statements and condensed cash flow statements are shown for the six months ended June 30, 2009, and 2008. The information is prepared in accordance with IFRS.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which also includes additional parent company interest charges and holding expenses.

The condensed consolidating balance sheets as at June 30, 2009 and December 31, 2008 are shown below:

As at June 30, 2009 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	131,535	(2)	131,533
Investments for account of policyholders	—	—	112,115	(8)	112,107
Investments in associates	—	—	660	—	660
Group companies and loans	14,119	—	360	(14,479)	—
Other assets and receivables	8,541	409	38,474	(6,281)	41,143

Total assets	22,660	409	283,144	(20,770)	285,443

Shareholders’ equity	7,642	3	8,767	(8,770)	7,642
Convertible core capital securities	3,000	—	—	—	3,000
Other equity instruments	4,703	—	—	—	4,703
Minority interest	—	—	7	—	7

Group equity	15,345	3	8,774	(8,770)	15,352
Trust pass-through securities	—	—	137	—	137
Subordinated borrowings	—	—	8	—	8
Insurance contracts general account	—	—	94,081	—	94,081
Insurance contracts for account of policyholders	—	—	63,622	—	63,622
Investment contracts general account	—	—	32,424	—	32,424
Investment contracts for account of policyholders	—	—	50,116	—	50,116
Loans from group companies	1,602	—	10,398	(12,000)	—
Other liabilities	5,713	406	23,584	—	29,703

Total equity and liabilities	22,660	409	283,144	(20,770)	285,443

As at December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	130,483	(2)	130,481
Investments for account of policyholders	—	—	105,409	(9)	105,400
Investments in associates	—	—	595	—	595
Group companies & loans	12,507	—	1,422	(13,929)	—
Other assets and receivables	8,431	446	48,306	(6,400)	50,783

Total assets	20,938	446	286,215	(20,340)	287,259

Shareholders’ equity	6,055	9	6,306	(6,315)	6,055
Convertible core capital securities	3,000	—	—	—	3,000
Other equity instruments	4,699	—	—	—	4,699
Minority interest	—	—	6	—	6

Group equity	13,754	9	6,312	(6,315)	13,760
Trust pass-through securities	—	—	161	—	161
Subordinated borrowings	34	—	7	—	41
Insurance contracts general account	—	—	97,377	—	97,377
Insurance contracts for account of policyholders	—	—	60,808	—	60,808
Investment contracts general account	—	—	36,231	—	36,231
Investment contracts for account of policyholders	—	—	45,614	—	45,614
Group companies & loans	3,705	—	10,320	(14,025)	—
Other liabilities	3,445	437	29,385	—	33,267

Total equity and liabilities	20,938	446	286,215	(20,340)	287,259

The condensed consolidating income statements for the six months ended June 30, 2009 and 2008:

Six months ended June 30, 2009 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	(198)	3	15,702	255	15,762
Income from reinsurance ceded	—	—	915	—	915
Results from financial transactions	(28)	—	(203)	(1)	(232)
Other income	—	—	2	—	2

Total income	(226)	3	16,416	254	16,447

Charges
Benefits and expenses	56	1	15,740	—	15,797
Impairment charges/(reversals)	—	—	843	—	843
Interest charges and related fees	61	13	219	(67)	226
Other charges	—	—	386	—	386

Total charges	117	14	17,188	(67)	17,252

Share in net results of associates	—	—	12	—	12
Income/(loss) before tax	(343)	(11)	(760)	321	(793)
Income tax	9	5	445	—	459

Net income/(loss)	(334)	(6)	(315)	321	(334)

Six months ended June 30, 2008 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	609	7	17,419	(409)	17,626
Income from reinsurance ceded	—	—	749	—	749
Results from financial transactions	23	—	(11,240)	9	(11,208)
Other income	—	—	—	—	—

Total income	632	7	6,928	(400)	7,167

Charges
Benefits and expenses	55	2	6,229	—	6,286
Impairment charges/(reversals)		—	135	—	135
Interest charges and related fees	118	16	125	(53)	206
Other charges	—	—	—	—	—

Total charges	173	18	6,489	(53)	6,627

Share in net results of associates	—	—	20	—	20
Income before tax	459	(11)	459	(347)	560
Income tax	(30)	3	(104)	—	(131)

Net income	429	(8)	355	(347)	429

The condensed consolidating cash flow statements for the six months ended June 30, 2009 and 2008 are presented below:

Six months ended June 30, 2009 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities	(2,362)	(10)	(3,078)	—	(5,450)

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(3)	—	(3)
Purchase and disposal of equipment and other assets	—	—	(20)	—	(20)
Purchase, disposal and dividends of subsidiaries and associates	—	—	(30)	(25)	(55)
Other	—	34	(34)	—	—

Cash flow from investing activities	—	34	(87)	(25)	(78)

Cash flow from financing activities
Issuance and purchase of share capital	2	—	—	—	2
Dividends paid	(122)	—	—	—	(122)
Issuance, repayment and coupons of convertible core capital securities	(121)	—	—	—	(121)
Issuance, repayment and coupons of perpetuals	(125)	—	—	—	(125)
Issuance, repayment and finance interest on borrowings	777	(25)	1,135	25	1,912
Other	(2)	—	2	—	—

Cash flow from financing activities	409	(25)	1,037	25	1,546

Net increase/(decrease) in cash and cash equivalents	(1,953)	(1)	1,137	—	(3,982)

Six months ended June 30, 2008 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities	99	(14)	4,694	—	4,779

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(4)	—	(4)
Purchase and disposal of equipment and other assets	—	19	85	—	104
Purchase, disposal and dividends of subsidiaries and associates	1,374	—	(1,546)	(5)	(177)

Cash flow from investing activities	1,374	19	(1,465)	(5)	(77)

Cash flow from financing activities
Issuance and purchase of share capital	(75)	—	—	—	(75)
Dividends paid	(402)		—		(402)
Issuance, repayment and coupons of perpetuals	(123)	—	—	—	(123)
Issuance, repayment and finance interest on borrowings	810	(5)	(631)	5	179

Cash flow from financing activities	210	(5)	(631)	5	(421)

Net increase/(decrease) in cash and cash equivalents	1,683	—	2,598	—	4,281

5. Investments

In million EUR	June 30, 2009	Dec. 31, 2008
Available-for-sale (AFS)	99,654	94,747
Loans	24,984	25,333
Held-to-maturity (HTM)	51	2,270
Financial assets at fair value through profit or loss (FVTPL)	4,277	5,603
Financial assets, excluding derivatives	128,966	127,953
Investments in real estate	2,567	2,528
Total Investments for general account	131,533	130,481

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	1,053	737	—	—	1,790
Bonds	85,511	1,718	51	—	87,280
Money market and other short term investments	12,093	81	—	—	12,174
Mortgages	—	—	—	20,824	20,824
Private loans	—	—	—	812	812
Deposits with financial institutions	—	—	—	1,069	1,069
Policy loans	—	—	—	2,068	2,068
Receivables out of share lease agreements	—	—	—	46	46
Other	997	1,741	—	165	2,903
June 30, 2009	99,654	4,277	51	24,984	128,966

	AFS	FVTPL	HTM	Loans	Total
Shares	1,429	1,173	—	—	2,602
Bonds	84,019	2,282	2,255	—	88,556
Money market and other short term investments	8,318	146	—	—	8,464
Mortgages	—	—	—	20,166	20,166
Private loans	—	—	—	822	822
Deposits with financial institutions	—	—	—	1,640	1,640
Policy loans	—	—	—	2,473	2,473
Receivables out of share lease agreements	—	—	—	54	54
Other	981	2,002	15	178	3,176

Dec. 31, 2008	94,747	5,603	2,270	25,333	127,953

6. Investments for account of policyholders

In million EUR	June 30, 2009	Dec. 31, 2008
Shares	27,383	24,799
Debt securities	27,796	25,312
Money market and short-term investments	3,556	3,761
Deposits with financial institutions	3,038	3,070
Separate accounts and unconsolidated investment funds	48,269	46,273
Other	1,057	1,054

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	111,099	104,269
Investment in real estate	1,008	1,131

Total investments for account of policyholders	112,107	105,400
7. Intangible assets
In million EUR	June 30, 2009	Dec. 31, 2008
Goodwill	720	720
VOBA	3,902	4,119
Future servicing rights	504	522
Software	24	29
Other	32	35

Total intangible assets	5,182	5,425
8. Deferred expenses and rebates
In million EUR	June 30, 2009	Dec. 31, 2008
DPAC for insurance contracts and investment contracts with discretionary participation features	11,575	12,224
Deferred transaction costs for investment management services	323	307
Unamortized interest rate rebates	262	263

Total deferred expenses and rebates	12,160	12,794
9. Share capital
In million EUR	June 30, 2009	Dec. 31, 2008
Share capital - par value	251	251
Share premium	7,096	7,096

Total share capital	7,347	7,347
Share capital – par value
Balance at January 1	251	258
Withdrawal	—	(12)
Share dividend	—	5

Balance	251	251
Share premium
Balance at January 1	7,096	7,101
Share dividend	—	(5)

Balance	7,096	7,096

10. Borrowings

In million EUR	June 30, 2009	Dec. 31, 2008
Debentures and other loans	5,878	3,840
Commercial paper	421	428
Short term deposits	403	354
Bank overdrafts	1,165	717
Finance lease liabilities	—	—

Total borrowings	7,867	5,339

During H1 2009 AEGON issued senior unsecured notes with a nominal value of EUR 1 billion due April 29, 2012. The notes, issued at a price of 99.673, carry a coupon of 7%. In addition AEGON borrowed EUR 900 million from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 1 year term and bears 1% interest per annum. The borrowing is fully collateralized.

11. Premium income

In million EUR	2009	2008
Gross
Life	9,121	10,541
Non-Life	1,419	1,366

	10,540	11,907
Reinsurance
Life	(706)	(618)
Non-Life	(156)	(156)

Total	9,678	11,133
12. Investment income
In million EUR	2009	2008
Interest income	4,080	4,319
Dividend income	273	427
Rental income	88	112

Total investment income	4,441	4,858
Investment income related to general account	3,231	3,370
Investment income account of policyholders	1,210	1,488

Total	4,441	4,858

13. Result from financial transactions

In million EUR	2009	2008
Net fair value change of general account financial investments at FVTPL other than derivatives	(34)	(147)
Realized gains and losses on financial investments	126	(69)
Gains and (losses) on investments in real estate	(36)	64
Net fair value change of derivatives	(910)	(216)
Net fair value change on for account of policyholder financial assets at FVTPL	854	(10,593)
Net fair value change on investments in real estate for account of policyholders	(134)	(255)
Net foreign currency gains and (losses)	(14)	(74)
Net fair value change on borrowings and other financial liabilities	(91)	82
Realized gains and (losses) on repurchased debt	7	—

Total	(232)	(11,208)

In H1 2009, result from financial transactions included a loss of EUR 163 million in respect of AEGON’s own credit spread, reflecting the narrowing of credit spreads seen in the market in the second quarter of 2009 (Q2 2008: loss of EUR 14 million). For the six month period ended June 30, 2009 the loss amounted to EUR 136 million (2008: gain EUR 72 million).

14. Impairment charges/(reversals)

In million EUR	2009	2008
Impairment charges/(reversals) comprise
Impairment charges on financial assets, excluding receivables	855	149
Impairment reversals on financial assets, excluding receivables	(24)	(7)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	(8)
Impact charges on non-financial assets and receivables	12	1

Total	843	135

Impairment charges on financial assets, excluding receivables, from:
Shares	81	39
Debt securities and money market instruments	703	96
Loans	71	14

Total	855	149

Impairment reversals on financial assets, excluding receivables, from:
Shares	—	—
Debt securities and money market instruments	(23)	(7)
Loans	(1)	—

Total	(24)	(7)

15. Other charges

In H1 2009, other charges amount to a loss of EUR 385 million resulting from the sale of AEGON Taiwan. The proceeds from the sale amounted to EUR 11 million. The value of the assets and liabilities sold amounted to EUR 4,457 million and EUR 4,159 million respectively. Unrealized losses for an amount of EUR 94 million, reflecting revaluation reserves, foreign currency translation reserves and net investment hedges were recycled through the income statement. Sales expenses amounted to EUR 4 million.

16. Business combinations

On April 22, 2009, AEGON announced it has agreed to sell its Taiwanese life insurance business to Zhongwei Company Ltd. Upon signing of the agreement the control on AEGON Taiwan was transferred to the acquirer. The sale of the Taiwanese life insurance business is subject to regulatory approval.

On June 23, 2009, AEGON has completed its acquisition of Banca Transilvania’s 50% shareholding in BT AEGON, the Romanian pension business the two companies set up last year. The agreement to buy Banca Transilvania’s stake was originally announced in January of this year. AEGON paid approximately EUR 11 million for the shareholding, which gives AEGON full control of the pension business. As part of the transaction, AEGON and Banca Transilvania have signed a distribution agreement under which Banca Transilvania will continue to offer AEGON life insurance and pension products.

17. Commitments and contingencies

On May 13, 2009, a lower court in The Netherlands ruled in respect of a dispute regarding AEGON’s KoersPlan product, which is a unit-linked product, sold in substantial volumes in The Netherlands. The dispute regards transparency issues and the charges, including insurance premium included in this product. AEGON believes the court decided incorrectly and intend to appeal. The decision does not have a direct effect on claims brought by individual clients but, if this decision is ultimately upheld on appeal and/or by the Dutch Supreme Court and is followed by other courts in The Netherlands in individual cases, it could have a material adverse effect on AEGON’s financial position or profitability.

On June 5, 2009, the Dutch Supreme Court ruled in three disputes regarding securities lending (aandelenlease), including a dispute regarding AEGON’s Sprintplan product. This product was sold in the past by AEGON The Netherlands. AEGON believes these decisions are broadly in line with the earlier decisions by lower courts regarding these types of products and the policy followed by us in respect of these products which is based upon the arrangement made previously between consumers representative organizations and another supplier of these types of products in the Netherlands. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

There have been no other material changes in contingent assets and liabilities reported in the 2008 consolidated financial statements of AEGON.

18. Events after the balance sheet date

On July 13, 2009, AEGON reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products. As a result of the final agreement, there will be an additional impact on the company’s embedded value of approximately EUR 70 mln after tax. The cost of improvements will be reflected in AEGON’s earnings over the remainder of the lifespan of affected policies. Consequently, no significant impact on the 2009 income statement is expected as provisions are adequate.

On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with harbor trade unions regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of the company’s financial statements. The ruling is open to appeal to the Dutch Supreme Court.

ITEM 2:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in our Report on Form 20-F filed with the SEC on March 27, 2009.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time, increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets, respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation, if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

See Item 2.2.iii of this Form 6-K for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At June 30, 2009, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (June 30, 2008: 9%); gross short-term growth rate of 11% (June 30, 2008: 10%); gross short- and long-term fixed security growth rate of 6% (June 30, 2008: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (June 30, 2008: 3.5%). For Canada these assumptions, at June 30, 2009, were as follows: gross long-term equity growth rate of 9% (June 30, 2008: 9%); and gross short-term growth rate of 11.75% (June 30, 2008: 12%). For both countries the reversion period for short-term rate is five years.

A change in the short-term equity growth rate by 1% from 11% to 10% would negatively impact DPAC and VOBA and related balances1 by approximately EUR 32 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.5 billion at June 30, 2009.

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (EGP) calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The impact of a 5% increase in the mortality assumption would negatively impact DPAC and VOBA balances by approximately EUR 43 million after tax. The impact of a 20% increase in the lapse assumption would negatively impact DPAC and VOBA balances by approximately EUR 70 million after tax.

The impact of any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact DPAC and VOBA balances by less than EUR 20 million after tax per assumption change.

[1]	Related balances include sales inducement assets, unearned revenue liabilities and reserves for the guaranteed minimum death and optional living benefit features in the variable annuity products.

DPAC

The movements in DPAC over the first six months of 2009 compared to the first six months of 2008 can be summarized and compared as follows:

	Six months ended June 30
In million EUR	2009	2008
At January 1	12,224	10,957
Costs deferred/rebates granted during the year	824	828
Disposal of group assets	(296)	—
Amortization through income statement	(718)	(538)
Shadow accounting adjustments	(727)	324
Net exchange differences	271	(716)
Other	(3)	(8)

At June 30	11,575	10,847

DPAC per line of business is as follows per June 30, 2009 and December 31, 2008:

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
Life and protection	5,097	423	215	130	5,865
Individual savings and retirement products	1,679	—	—	17	1,696
Pensions and asset management	—	56	2,794	—	2,850
Institutional products	276	—	—	—	276
Life reinsurance	886	—	—	—	886
General insurance	—	—	—	2	2

At June 30, 2009	7,938	479	3,009	149	11,575

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
Life and protection	5,248	453	193	424	6,318
Individual savings and retirement products	2,217	—	—	—	2,217
Pensions and asset management	—	68	2,430	—	2,498
Institutional products	295	—	—	—	295
Life reinsurance	894	—	—	—	894
General insurance	—	—	—	2	2

At December 31, 2008	8,654	521	2,623	426	12,224

VOBA

The movement in VOBA over the first six months of 2009 compared to the first six months of 2008 can be summarized and compared as follows:

	Six months ended June 30
In million EUR	2009	2008
At January 1	4,119	3,927
Acquisitions through business combinations	—	3
Amortization/depreciation through income statement	(153)	(128)
Shadow accounting adjustments	(124)	142
Net exchange differences	60	(262)
Other	—	—

At June 30	3,902	3,682

VOBA per line of business is as follows per June 30, 2009 and December 31, 2008:

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
Life and protection	1,988	4	1	40	2,033
Individual savings and retirement products	234	—	—	—	234
Pensions and asset management	50	58	778	25	911
Institutional products	51	—	—	—	51
Life reinsurance	572	—	—	—	572
Distribution	—	101	—	—	101

At June 30, 2009	2,895	163	779	65	3,902

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
Life and protection	2,061	4	1	45	2,111
Individual savings and retirement products	361	—	—	—	361
Pensions and asset management	51	60	707	26	844
Institutional products	88	—	—	—	88
Life reinsurance	606	—	—	—	606
Distribution	—	109	—	—	109

At December 31, 2008	3,167	173	708	71	4,119

ii Fair value of investments and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Financial instruments

When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized. Adjustments made to fair values as a result of the validation process are reported to senior management. Further details of the validation processes are set out below.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. These market quotes are obtained through index prices or pricing services.

The fair values of debt securities (including ABS – Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities for the first six months of 2009 and 2008 to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk, where appropriate, based on market observable credit spreads.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk, where appropriate, based on market observable credit spreads.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (SOP 03-1 Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts) and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a.	Financial guarantees

In the United States and United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

In The Netherlands, individual variable unit linked products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years and may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	VA Europe	The Nether- lands[2]	2009 Total[3]	United States[1]	Canada[1]	VA Europe	The Nether- lands	2008 Total[3]
At January 1	350	1,028	23	1,156	2,557	(20)	595	—	378	953
Incurred guarantee benefits	(231)	(115)	(12)	(380)	(738)	52	96	—	91	239
Paid guarantee benefits	—	(76)	—	—	(76)	—	(4)	—	—	(4)
Net exchange differences	5	45	—	—	50	0	(59)	—	—	(59)

At June 30	124	882	11	776	1,793	32	628	—	469	1,129

In million EUR At June 30	United States[1]	Canada[1]	VA Europe	The Nether- lands[2]	2009 Total	United States[1]	Canada[1]	VA Europe	The Nether- lands	2008 Total
Account value	4,768	2,130	489	5,867	13,254	3,668	2,856	160	6,260	12,944
Net amount at risk[4]	958	882	11	480	2,331	132	613	1	202	948

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

[3]	Balances are included in the derivatives liabilities on the face of the balance sheet

[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2009, the reinsured account value was EUR 4.2 billion (December 31, 2008: EUR 4.2 billion) and the guaranteed remaining balance was EUR 4.2 billion (December 31, 2008: EUR 4.6 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At June 30, 2009 the contract had a value of EUR 210 million (December 31, 2008: EUR 442 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks.

Product balances as of June 30, 2009 were EUR 708 million in fixed annuities (December 31, 2008: EUR 790 million) and EUR 283 million in life reinsurance (December 31, 2008: EUR 300 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current guaranteed minimum death benefit in excess of the capital account balance at the balance sheet date.

The guaranteed minimum income benefit feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on SOP 03-1) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts as per June 30, 2009 and June 30, 2008:

In million EUR	GMDB[1]	GMIB[2]	2009 Total[4]	GMDB[1]	GMIB[2]	2008 Total[4]
At January 1	409	434	843	188	121	309
Incurred (released) guarantee benefits	146	132	278	(7)	25	18
Paid guarantee benefits	(135)	(17)	(152)	(21)	(4)	(25)
Net exchange differences	(7)	(13)	(20)	(24)	(16)	(40)
At June 30	413	536	949	136	126	262

In million EUR, at June 30	GMDB[1]	GMIB[2]	2009 Total[3]	GMDB[1]	GMIB[2]	2008 Total[3]
Account value	21,666	5,769	27,435	21,424	7,078	28,502
Net amount at risk[5]	7,017	968	7,985	2,735	313	3,048
Average attained age of contract holders	66	66		65	64

[1]	Guaranteed minimum death benefit in the United States

[2]	Guaranteed minimum income benefit in the United States

[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive

[4]	Balances are included in the insurance liabilities on the face of the balance sheet

[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d.	Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

These products are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

In million EUR	2009 GMB[1,2]	2008 GMB[1,2]
At January 1	2,410	436
Incurred (released) guarantee benefits	(1,488)	164
At June 30	922	600

Account value	13,354	13,766
Net amount at risk[3]	784	308

[1]	Guaranteed minimum benefit in the Netherlands

[2]	Balances are included in the insurance liabilities on the face of the balance sheet

[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using complex valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within the category ‘Valuation techniques not based on observable market data’ of the fair value hierarchy.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies, adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2009 year-to-date income before tax would have been EUR 113 million higher or EUR 120 million lower (2008: EUR 255 million).

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Certain AEGON subsidiaries previously used a single parameter approach for equity volatilities and moved to a term structure in 2008. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 98 million or increase of EUR 85 million in 2009 year-to-date IFRS income before tax (2008: increase or decrease of EUR 100 million).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 6 million to earnings (2008: net loss before tax of 0.7 billion). This net gain is attributable to a decrease in the total guarantee reserves of EUR 2.5 billion (2008: increase of EUR 4.3 billion). The main drivers of this decrease are EUR 0.4 billion related to a decrease in equity markets (2008: EUR 1.1 billion due to increase in equity markets), EUR 0.3 billion related to decreases in equity volatilities (2008: increases in equity volatilities of EUR 0.8 billion) and EUR 1.6 billion related to increases in risk free rates (2008: EUR 3.5 billion due to decreases in risk free rates) offset by EUR 0.1 billion related to the increase in the spread of credit risk (2008: EUR 1.2 billion). Hedges related to these guarantee reserves contributed fair value losses of EUR 2.5 billion to income before tax (2008: fair value gains of EUR 3.6 billion).

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of bonds, money market investments and other are as follows as of June 30, 2009 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States Government	5,088	106	(141)	5,053	2,052	3,001
- Dutch Government	3,273	52	(9)	3,316	2,927	389
- Other Government	14,322	405	(261)	14,466	11,168	3,298
- Mortgage backed securities	12,393	78	(3,155)	9,316	1,845	7,471
- Asset backed securities	10,661	34	(2,350)	8,345	1,216	7,129
- Corporate	49,242	967	(5,142)	45,067	19,233	25,834
Money market investments	12,093	—	—	12,093	12,042	51
Other	1,015	75	(94)	996	614	382

Total	108,087	1,717	(11,152)	98,652	51,097	47,555

Of which held by AEGON Americas, NL and UK	105,216	1,675	(10,973)	95,918	49,318	46,600

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at June 30, 2009 and December 31, 2008 is presented in the table below.

Unrealized losses – bonds and money market investments

	June 30, 2009		December 31, 2008
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	3,051	(1,713)	3,395	(2,002)
Commercial mortgage backed securities	4,409	(1,441)	4,531	(1,848)
Asset Backed Securities (ABSs) - Housing - Related	1,303	(1,014)	1,599	(1,036)
ABSs - Credit Cards	2,313	(213)	2,144	(1,039)
ABSs - Aircraft	63	(45)	63	(52)
ABSs - CBOs	1,098	(510)	715	(355)
ABSs - Other	2,396	(570)	2,950	(933)
Financial Industry - Banking	6,404	(2,214)	6,612	(2,361)
Financial Industry - Brokerage	133	(28)	533	(104)
Financial Industry - Finance companies	59	(35)	189	(85)
Financial Industry - Insurance	1,898	(742)	2,565	(942)
Financial Industry - Reits	863	(198)	935	(407)
Financial Industry - Financial other	1,075	(358)	1,326	(352)
Industrial - Basic Industry	1,276	(177)	1,823	(494)
Industrial - Capital Goods	1,435	(167)	1,932	(417)
Industrial - Consumer cyclical	1,866	(239)	2,387	(600)
Industrial - Consumer non-cyclical	2,238	(163)	3,979	(470)
Industrial - Energy	1,638	(138)	2,397	(439)
Industrial - Technology	520	(78)	791	(227)
Industrial - Transportation	761	(97)	1,075	(175)
Industrial - Communications	2,301	(241)	3,708	(638)
Industrial - Industrial other	275	(31)	447	(94)
Utility - Electric	1,886	(147)	2,930	(360)
Utility - Natural gas	990	(64)	1,461	(256)
Utility - Utility other	276	(23)	518	(62)
Sovereign exposure	6,697	(412)	3,186	(370)

Total	47,224	(11,058)	54,191	(16,118)
Of which held by AEGON Americas, NL and UK	46,217	(10,880)	52,562	(15,837)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2009 and December 31, 2008, is presented in the table below.

Unrealized losses – bonds and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	June 30, 2009		December 31, 2008
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	3,051	(1,713)	3,395	(2,002)
Commercial mortgage backed securities	4,409	(1,441)	4,520	(1,847)
Asset Backed Securities (ABSs) - Housing - Related	1,259	(1,012)	1,564	(1,035)
ABSs - Credit Cards	2,313	(213)	2,144	(1,039)
ABSs - Aircraft	63	(45)	63	(52)
ABSs - CBOs	1,098	(510)	715	(355)
ABSs - Other	2,396	(570)	2,950	(932)
Financial Industry - Banking	6,218	(2,160)	6,295	(2,280)
Financial Industry - Brokerage	133	(28)	533	(104)
Financial Industry - Finance companies	53	(35)	184	(85)
Financial Industry - Insurance	1,875	(734)	2,512	(923)
Financial Industry - Reits	863	(198)	935	(407)
Financial Industry - Financial other	1,008	(317)	1,132	(297)
Industrial - Basic Industry	1,274	(177)	1,814	(494)
Industrial - Capital Goods	1,435	(167)	1,929	(417)
Industrial - Consumer cyclical	1,860	(238)	2,371	(596)
Industrial - Consumer non-cyclical	2,224	(163)	3,911	(467)
Industrial - Energy	1,638	(138)	2,351	(434)
Industrial - Technology	520	(78)	791	(227)
Industrial - Transportation	754	(97)	1,058	(174)
Industrial - Communications	2,297	(241)	3,677	(636)
Industrial - Industrial other	253	(31)	393	(91)
Utility - Electric	1,870	(146)	2,853	(355)
Utility - Natural gas	989	(64)	1,455	(256)
Utility - Utility other	265	(23)	506	(62)
Sovereign exposure	6,099	(341)	2,511	(270)

Total	46,217	(10,880)	52,562	(15,837)

The available for sale unrealized loss position decreased by EUR 4,957 million since December 31, 2008 primarily as a result of credit spread tightening, partially offset by increased interest rates.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2009, there are EUR 1,600 million of gross unrealized gains and EUR 10,880 million of gross unrealized losses in the AFS bonds portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No issuer represents more than 2% of the total unrealized loss position. There are two issuers with unrealized losses of EUR 123 million. One relates to sovereign securities, which contain fixed income positions of investment grade quality. The other relates to our holding in Royal Bank of Scotland Group PLC, refer to page 43.

While financial and credit market conditions remained stressed during the first half of 2009, most markets improved relative to year-end. The lingering impacts of the credit crisis, including tight credit conditions, continued to suppress economic growth worldwide and most developed economies remained in recession. Unprecedented government fiscal and monetary stimulus across the world has improved market liquidity and investor confidence, and has provided much-needed support for economic conditions. In the US, the Federal Reserve maintained a Fed Funds rate of near zero and has been successful in stabilizing credit conditions to the extent that it has been able to scale back some of the non-traditional market supports implemented to mitigate the crisis. Longer term US Treasury rates rose during the first half of the year as the market began to forecast somewhat improved economic conditions and began to reflect inflation concerns due to the massive government stimulus. Most world equity markets fell dramatically in the early months of 2009 only to rally back over the remainder of the first half of the year, reflecting improved investor sentiment. Unemployment continues to rise in most developed nations, and default rates have increased as economic conditions have lagged improvements in the capital markets. Oil and most industrial commodities rallied sharply, while agricultural commodities were mixed.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of June 30, 2009:

Residential mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 4,393 million of residential mortgage-backed securities (RMBS), of which EUR 3,151 million is held by AEGON USA and EUR 1,225 million by AEGON The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, prime jumbo/whole loan passthroughs, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s RMBS.

In million EUR	AAA SSNR[1]	AAA SNR[2]	AAA Mezz[3]	AAA SSUP[4]	AA	A	BBB	<BBB	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
GSE guaranteed	—	1,087	—	—	—	—	—	—	1,087	1,088	1
Prime Jumbo	199	294	1	6	12	68	7	97	684	468	(216)
Alt-A	97	548	—	—	13	13	—	363	1,034	640	(394)
Negative Amortization Floaters	707	360	7	20	233	60	18	128	1,533	648	(885)
Reverse Mortgage RMBS	—	369	—	—	—	—	—	—	369	307	(62)

Total RMBS	1,003	2,658	8	26	258	141	25	588	4,707	3,151	(1,556)

[1]	SSNR - super senior

[2]	SNR - senior

[3]	Mezz - mezzanine

[4]	SSUP - senior support

* Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All RMBS securities of AEGON USA are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place or are projected to take place that would affect future cash flows.

The total gross unrealized loss on RMBS is EUR 1,713 million, of which EUR 1,597 million relates to positions of AEGON USA. The housing market continued to deteriorate in the first half of 2009. As a result, fundamentals in RMBS securities continue to weaken as well. Delinquencies and severities in property liquidations continue to rise at a consistent pace. Prepayments have dropped to historically low levels as well. Due to the weakening fundamental situation, reduced liquidity, and the requirement for higher yields due to uncertainty, credit spreads remain elevated across the asset class.

Alt-A Mortgage Exposure

AEGON’s RMBS exposure includes exposure to securitized home loans classified as Alt-A. This portfolio totals EUR 640 million at June 30, 2009. Unrealized losses amount to EUR 394 million at June 30, 2009. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The tables below summarize the credit quality and the vintage year of the Alt-A mortgage securities.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	52	13	2	—	—	67	54	(13)
2005	54	—	—	—	111	165	115	(50)
2006	81	—	11	—	114	206	147	(59)
2007	281	—	—	—	138	419	224	(195)
2008	177	—	—	—	—	177	100	(77)

Total	645	13	13	—	363	1,034	640	(394)

* Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON’s RMBS Exposure, AEGON holds EUR 648 million of Negative Amortization mortgages, unrealized losses on this portfolio amount to EUR 885 million at June 30, 2009. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily super-senior securities. The following tables provide the market values of the negative amortization (Option ARMs) exposure by rating and by vintage.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	35	4	—	—	—	39	21	(18)
2005	416	4	30	—	15	465	189	(276)
2006	445	81	29	19	36	610	245	(365)
2007	149	143	—	—	77	369	167	(202)
2008	50	—	—	—	—	50	26	(24)

Total	1,095	232	59	19	128	1,533	648	(885)

* Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON has exposure to GSEs, prime jumbo and reverse mortgage RMBS loans. The market value of these securities is EUR 1,088 million, EUR 468 million and EUR 306 million with amortized cost balances of EUR 1,087 million, EUR 684 million and EUR 369 million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization exposure tables above.

There are no individual issuers rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 35 million.

Commercial mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 4,912 million of commercial mortgage-backed securities (CMBS), of which EUR 4,583 million is held by AEGON USA and EUR 284 million by AEGON UK. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The breakdown by vintage and quality of the available for sale CMBS exposure of AEGON USA is as follows:

CMBS* by Vintage and Rating**

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	1,516	250	43	40	—	1,849	1,597	(252)
2005	594	87	8	17	—	706	539	(167)
2006	1,312	174	35	19	25	1,565	1,139	(426)
2007	1,360	98	40	31	20	1,548	1,083	(465)
2008	279	—	24	—	—	304	225	(79)

Total CMBS	5,061	609	150	107	45	5,972	4,583	(1,389)

*	Includes CMBS and CDOs backed by commercial real estate (CRE) & CMBS

**	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All CMBS securities of AEGON USA are monitored and modeled under base and several stress-case scenarios by asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. If cash flow models indicate a credit event will impact future cash flows, the security is impaired to fair value.

The unrealized loss on CMBS is EUR 1,389 million. Current delinquencies in the CMBS universe remain relatively low in spite of the recent upward trend caused by the deterioration in the fundamentals of the commercial real estate market. The introduction of the 20% and 30% credit enhanced classes provide an offset to these negative fundamentals. The lending market has become virtually frozen as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed lending. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

Of the CMBS unrealized loss, approximately 15% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are primarily a function of the overall size of our LBUBS holdings, EUR 620 million, and are not due to specific pool performance but relate to diminished demand for low investment grade CMBS paper and historic widening of credit spreads. AEGON believes that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. Most of the securities in an unrealized loss position are rated investment grade. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2009.

There are no other individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 35 million.

Asset Backed Securities

ABS – Housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 1,399 million of ABS-Housing securities, of which EUR 1,231 million is held by AEGON USA. The unrealized loss on the ABS-housing securities amounts to EUR 1,012 million. ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime Mortgage Exposure

AEGON does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. As of June 30, 2009, the amortized cost of investments backed by subprime mortgage loans was EUR 2,059 million and the market value was EUR 1,086 million.

The breakdown by vintage and quality of the sub-prime mortgage exposure of AEGON USA is as follows:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
Sub-prime Mortgages-Fixed rate
2004 & Prior	340	50	42	2	—	434	301	(133)
2005	145	9	—	—	—	154	98	(56)
2006	63	1	27	—	8	99	58	(41)
2007	180	16	—	25	20	241	105	(136)
2008	—	—	—	—	—	—	—	—

	728	76	69	27	28	928	562	(366)
Sub-prime Mortgages-Floating rate
2004 & Prior	18	21	11	22	—	72	42	(30)
2005	69	68	—	—	11	148	104	(44)
2006	33	82	—	63	14	192	74	(118)
2007	50	42	17	30	64	203	65	(138)
2008	19	—	—	—	—	19	13	(6)

	189	213	28	115	89	634	298	(336)
Second Lien Mortgages [1]
2004 & Prior	59	15	12	30	—	116	76	(40)
2005	1	—	3	28	25	57	23	(34)
2006	1	6	9	74	16	105	45	(60)
2007	8	—	—	209	1	219	82	(137)
2008	—	—	—	—	—	—	—	—

	69	21	24	341	42	497	226	(271)
Total	986	310	121	483	159	2,059	1,086	(973)

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 116 million with an amortized cost balance of EUR 149 million. All but one position have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Once the entire pool is modeled, the results are closely analyzed by the asset specialist to determine whether or not our particular tranche or holding is at risk for payment interruption. Holdings are impaired to fair value where loss events have taken place or are projected to take place that would affect future cash flows on our particular tranche. Securities expected to have future cash flow interruptions within AEGON’s subprime portfolio have been impaired to fair market value and remaining positions are not considered impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 35 million.

Non housing ABS Exposure

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,939 million of Non housing ABS securities. The unrealized loss on the Non housing ABS securities amounts to EUR 1,338 million. AEGON USA holds EUR 5,295 million of non housing related asset backed securities (ABS), unrealized losses on this portfolio amount to EUR 879 million at June 30, 2009. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have been pooled together and sold in tranches with varying credit ratings. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

In million EUR	AAA	AA	A	BBB	< BBB	Cost Price	Market Value	Unrealized Gain/(Loss)
Credit Cards	1,319	304	381	660	100	2,764	2,581	(183)
Autos	242	25	241	214	53	775	683	(92)
SBA/Small Business Loans	436	9	12	32	1	490	390	(100)
CDOs backed by ABS,
Corp Bonds, Bank Loans	583	164	11	32	45	835	636	(199)
Other ABS	596	121	311	224	38	1,290	1,005	(285)

Total ABS Non Housing	3,176	623	956	1,162	237	6,154	5,295	(859)

ABS – Credit cards

The unrealized loss on ABS – credit cards is EUR 183 million. The unrealized loss in the ABS - credit card sector is primarily a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the ABS – credit card portfolios may be negatively impacted by the slowing domestic economy and housing market, there has been little rating migration of the bonds held by AEGON as issuers continue to actively manage both the underlying accounts and the master trusts. As there has been no impact to the expected future cash flows within AEGON’s credit card portfolio, AEGON does not consider the underlying investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the ABS – credit card sector which have unrealized loss positions greater than EUR 35 million.

ABS - Autos

The unrealized loss on ABS – autos is EUR 92 million. The unrealized loss in the ABS - auto sector is primarily a function of decreased liquidity and increased credit spreads with additional pressure coming from the slowing domestic economy and concern over the future of the large automakers. Over 93% of the ABS auto bonds held by AEGON are rated investment grade. Cash flow testing of the auto portfolio shows no impact to future cash flows, and AEGON does not consider the underlying investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the ABS – autos sector which have unrealized loss positions greater than EUR 35 million.

SBA Small business loans

The unrealized loss on the ABS - small business loans is EUR 100 million. The unrealized loss in the ABS - small business loan portfolio is a function of decreased liquidity and increased spreads as new issuance within this sector has come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s ABS - small business loan portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS - small business loan portfolio is also primarily secured by commercial real estate (99% of par value), with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. As there has been no impact to the expected future cash flows within AEGON’s ABS - small business loan portfolio, no investments are considered impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the SBA small business sector which have unrealized loss positions greater than EUR 35 million.

ABS - CDOs

The unrealized loss on the ABS - CDO’s is EUR 199 million. ABS - Collateralized Debt Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure. As the unrealized losses in the ABS - CDO portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the ABS – CBO sector which have unrealized loss positions greater than EUR 35 million.

Other ABS

The unrealized loss on ABS - other is EUR 285 million. ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 97% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken. As the unrealized losses in the ABS - other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as June 30, 2009.

There are no individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 35 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The extreme stress on the capital base of banks and other financial names within the sector have been significantly reduced following unprecedented liquidity and capital support from major governments over the last few months.

Fundamentals remain somewhat weakened by the global recession and some companies remain dependent on government support. However, funding concerns have largely abated as capital markets have reopened and investor confidence is returning to the sector. In addition, the sector has raised a significant amount of capital, creating a large buffer to help absorb rising credit losses. Following the unprecedented global market turmoil, regulators are likely to strengthen capital requirements for the sector as a whole as well as implement additional regulatory controls and oversight.

Credit concentration risk section:

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving Government aid. These securities are broadly referred to as capital securities which can be categorized as Trust Preferred, Hybrid, Tier 1 or Upper Tier 2.

The ‘Trust Preferred’ category is comprised of capital securities issued by US-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the company’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Cost Price	Fair Value	Unrealized Gain/(Loss)
Hybrid	238	—	37	6	281	177	(104)
Trust preferred	578	—	49	—	627	380	(247)
Tier 1	897	313	823	83	2,116	1,164	(952)
Upper Tier 2	651	63	258	15	987	604	(383)

At June 30, 2009	2,364	376	1,167	104	4,011	2,325	(1,686)

Banking

The overall exposure to the banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, credit spread widening and the market’s concern over the adequacy of liquidity and capital in the banking sector given severe weakness in global economies. Government initiatives put into place during 2008 have been largely successful in reopening the funding markets though lending remains cautious. Many banks have benefited from both direct assistance (government capital injections, asset relief plans and government guarantees on debt) and indirect assistance (various government liquidity measures, including short-term funding facilities). Global banks remain somewhat vulnerable to ongoing asset write downs, credit losses and weak earnings prospects that are associated with a recessionary environment and this continues to pressure subordinated and longer duration holdings.

There are four individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 35 million.

AEGON’s exposure to Bank of America Corp has an amortized cost of EUR 433 million as of June 30, 2009, of which EUR 196 million relates to holdings rated below investment grade. The securities are rated B and have unrealized losses of EUR 92 million. Given the difficult market outlook, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, Bank of America’s deeply subordinated capital securities have largely been downgraded to below investment grade by the rating agencies even though more senior obligations remain solidly investment grade. Bank of America Corp is the largest banking organization in the US. It acquired the troubled mortgage-bank Countrywide Financial Corp in 2008 and completed the acquisition of the liquidity challenged brokerage firm Merrill Lynch in 2009. Bank of America Corp has raised capital (including infusions from the government) to support its credit profile and its acquisitions in an environment of deteriorating asset quality. Subsequently, the US government stress test indicated Bank of America Corp required additional equity, which it addressed through a variety of non-government sources that included common stock issuance, exchange of preferred for common and asset sales. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009.

AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 221 million as of June 30, 2009, of which EUR 181 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from B to CCC+ depending on the individual features of the bonds and have unrealized losses of EUR 101 million. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Due to capital injections the UK Government currently owns 43% of the combined Lloyds Banking Group PLC. The UK Government has proposed an Asset Protection Plan under which the UK Government will insure up to GBP 260 billion of Lloyds Banking Group’s assets in return for a fee. We expect the UK Government to continue to support Lloyds Banking Group PLC and we expect to receive coupons on our bonds as outlined in the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009.

AEGON’s exposure to Northern Rock PLC has an amortized cost of EUR 114 million as of June 30, 2009, and fully relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated CCC and have unrealized losses of EUR 100 million. Northern Rock PLC, a British mortgage bank, was nationalized in the first half of 2008 after suffering a run on the bank in 2007. The bank has submitted a proposal for a legal and capital restructuring to the European Commission that proposes to split Northern Rock PLC into two separate entities. No final decision has been made as of June 30, 2009. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009. On August 18, 2009 Northern Rock PLC announced it was deferring coupons on AEGON’s Tier 1 and upper Tier 2 securities (cumulative coupons) as contractually allowed.

AEGON’s exposure to Royal Bank of Scotland Group PLC (RBS) has an amortized cost of EUR 261 million as of June 30, 2009, of which EUR 241 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to CCC+, depending on the individual features of the bonds and have unrealized losses of EUR 123 million. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. However, RBS has been severely impacted by the global credit market crisis and on October 13, 2008, the UK government announced it would take decisive action to stabilize and support the bank. Since that time, the UK government has taken a 70% equity stake in the bank and announced plans to insure up to GBP 325 billion of RBS’ assets under the UK Asset Protection Plan. The UK government has clearly signaled its intent to support RBS and we expect payments to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009.

AEGON evaluated the near-term prospects of the issuers in the banking sub sector in relation to the severity and duration of the unrealized loss and does not consider the remaining securities with unrealized losses to be impaired as of June 30, 2009.

Brokerage, Insurance and Financial Other

These unrealized losses primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns), compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub-sector has some exposure to the US residential mortgage market, the issuers are highly diversified. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are two individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 35 million.

AEGON’s exposure to American International Group (AIG) has an amortized cost of EUR 312 million as of June 30, 2009, of which EUR 137 million relates to holdings rated below investment grade. Of these securities EUR 63 million are rated BB+ and EUR 74 million are rated B and have unrealized losses of EUR 25 million and EUR 46 million as of June 30, 2009. AIG is the world’s largest international insurance company. AIG suffered losses in excess of expectations on both their direct investment and derivative exposure to mortgage related securities. The losses led to rating downgrades, which in turn triggered incremental collateral postings. Early termination rights related to the downgrades, further anticipated mark-to-market related collateral postings required under its CDS contracts, and impairments within its general account portfolio increased strain on liquidity and the amount of incremental capital needed. In late September of 2008, AIG was able to secure a two-year bridge facility from the Federal Reserve, in exchange for warrants equal to 80% of their equity. Since that time, the US Government’s support of AIG has been restructured and augmented, in order to provide the Company time to complete asset sales prior to repaying loans and investments made by the US Government. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009.

AEGON’s exposure to CIT Group (CIT) has an amortized cost of EUR 134 million as of June 30, 2009. The securities are rated BB- and have unrealized losses of EUR 56 million. CIT is a finance company with a focus on small and middle market commercial lending. Business lines include Small Business Administration, trade, vendor, and transportation financing. The company also has a student loan portfolio which is in run-off mode, most of which carries government guarantees. CIT was granted Bank Holding Company status in December 2008 and received a USD 2.3 billion capital contribution under the Troubled Asset Relief Program (TARP). The Company also applied for access to the Temporary Liquidity Guarantee Program (TLGP). AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009. Subsequent to June 30, 2009, talks between CIT and the government ceased. As a result, customers started drawing down their revolvers due to concerns of a liquidity crunch in the second half of 2009. The company was able to procure USD 3 billion in secured bridge financing from existing unsecured bondholders. The company will now pursue a more comprehensive restructuring whose terms and conditions have not yet been made public.

There are no other individual issuers rated below investment grade in the brokerage, insurance and financial other sector which have unrealized loss positions greater than EUR 35 million.

REITs

The unrealized losses in the REIT sub-sector are a result of general spread widening in the CMBS market and the REIT unsecured market. Despite real estate values falling and capitalization rates rising, REIT’s operating fundamentals continue to perform at levels sufficient to support their debt structure. However, further fundamental deterioration is expected as unemployment rises, consumer discretionary spending falls, and tenant bankruptcies increase. The majority of REITs have recapitalized their balance sheets by accessing the capital markets while maintaining financial flexibility during the difficult financing environment. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the REITs sector which have unrealized loss positions greater than EUR 35 million.

Industrial

The Industrial sector is further subdivided into Basic Industries / Capital Goods, Consumer Cyclical, Consumer Non-Cyclical, Communications, Energy, Transportation, Technology, and Industrial other.

Basic Industries and Capital Goods

The Basic and Capital Goods industries encompass various sub-sectors ranging from aerospace defense to packaging. Building materials continue to be impacted by the slowdown in the US housing market which has been further impacted by declines in consumer spending. Chemicals have been impacted by concerns of a slowing economy, slower global demand, volatility in raw material costs and increasing competition from global competitors. Paper and forest products continue to be under pressure due to lower housing starts, pricing pressure and lack of demand for paper related shipping and writing products. Lower paper and forest products demand has been partially offset by falling input costs and US government related alternative fuel tax credits. Additionally, lack of market liquidity and volatile credit markets have further impacted bond prices. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the basic industries and capital goods sub-sector which have unrealized loss positions greater than EUR 35 million.

Consumer Cyclical

The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive, home construction and gaming.

Retail has been negatively impacted by a consumer pull-back in spending, particularly discretionary purchases, as increased unemployment, a weak housing market, credit market tightening and historically low consumer confidence weighed on the consumer. Margins remain under pressure as many retailers continue to implement aggressive promotional activity and increase discounts in an effort to drive store traffic, manage inventories and maintain market share.

The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of global economic weakness, weak consumer confidence, tight credit standards and high unemployment has negatively impacted auto sales.

Fundamentals in the home construction industry have weakened due to oversupply and tighter lending practices which have led to a decrease in order activity and lower margins. Additionally, the subprime issues and foreclosures have had a dramatic effect on the home construction fundamentals, and have impacted the homebuyer’s ability to finance a home purchase. Finally, high unemployment has put additional pressure on the supply/demand imbalance.

Fundamentals in the gaming industry remained weak due to increased debt and related interest costs due to leveraged buyout activity and a material reduction in discretionary consumer spending. A deteriorating homebuilding environment and a material drop-off in consumer confidence, coupled with concerns over unemployment are resulting in declining demand. However, in some cases the industry is still increasing the supply of gaming products that were initiated prior to the economic downturn.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the consumer cyclical sub-sector which have unrealized loss positions greater than EUR 35 million.

Consumer Non-Cyclical

The Consumer Non-Cyclical industry encompasses various sub-sectors ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly weakened due to higher input costs and the industries’ limited ability to pass along these higher costs to the customer, who in many cases has chosen to trade down to less expensive, and more value oriented products. Also, the price gap between branded products and private label products has become more compelling to the consumer. Additionally, many of the shareholder friendly actions typical of this space have been scaled back or suspended in order to preserve cash.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s exposure is large and the gross dollar amount of unrealized losses is also large. The vast majority of the unrealized losses in the consumer non-cyclical sector relate to global macro economic conditions and credit spread widening. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the consumer non-cyclical sub-sector which have unrealized loss positions greater than EUR 35 million.

Energy

The energy sector includes independent oil and natural gas exploration and production companies, refiners, integrated energy companies active in both exploration/production and refining, and oil field service companies. For the independent exploration and production companies, underlying long term fundamentals remain strong in the sector. With spot crude doubling year to date, some of the fears have subsided as cash flows have increased in tandem. In a lower commodity environment the industry has responded by reducing capital expenditures and share buyback programs as they focus on remaining free cash flow positive. Given the low market values currently, consolidation by the larger companies is likely in the sector. The bonds of the underlying companies have rallied off the bottom with the market and crude. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the energy sub-sector which have unrealized loss positions greater than EUR 35 million.

Communications

The Communications sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. The majority of weakness to date has been within the media non-cable category. All media companies, but especially newspaper and directory companies are suffering from a tepid advertising environment related to the weak economy. This has made it difficult for companies to offset declining revenues with sufficient cost cutting initiatives, leading to significantly lower profits. Historically, this space has been a focus for activist shareholders and private equity firms, forcing management to respond by increasing financial leverage, performing consolidations or divesting assets. The net effect of this was a weaker credit profile for many companies just as the market started to slow down. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 35 million.

Technology

The Technology sector can be further divided into software, hardware, and technology services sub-sectors. In general the software and technology service related companies continue to experience relatively stable fundamentals, however, the hardware sector has been negatively impacted by lower consumer spending (notebooks, cell phones, desktops and automotive). Despite lower hardware demand, and excluding a few highly levered private equity semiconductor companies, a majority of technology credits have strong balance sheets that offset the negative trends. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the technology sub-sector which have unrealized loss positions greater than EUR 35 million.

Transportation

The Transportation sector includes railroads, transportation services companies, and airlines. Railroads have been impacted by the global economic slowdown as declines in industrial production have reduced the demand for shipment of freight and industrial commodities. The decline in international trade and the pull back of the consumer has also caused intermodal volumes to decline substantially. The railroads have reacted aggressively to the drop in volumes by cutting headcount, parking railcars and locomotives, cutting capital expenditures, and discontinuing share repurchase activity. As a result, balance sheets remain strong. The long-term view for the railroads remains positive.

Transportation Services is a diversified subsector including issuers ranging from rental car companies to rail car manufacturers. These companies have all been impacted by the economic slowdown in varying degrees. Rental car companies are still seeing weak end market demand, but used vehicle values have rebounded, and the capital markets have opened up for them to a degree. Parcel delivery companies have also experienced weak demand for their services, which has pressured pricing, but balance sheets generally remain strong.

Airline fundamentals continue to be weak as business travel demand remains soft. Airlines have resorted to cutting capacity and fares to keep their aircraft full, which has resulted in stable load factors, but much weaker yields. This has translated into significant pressure on the top-line. While fuel concerns have abated, the lack of demand and its impact on liquidity remains a concern. Airlines continue to have high cash balances by historical standards. AEGON’s airline exposure has senior level collateral protection.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in the transportation sub-sector which have unrealized loss positions greater than EUR 35 million.

Utility

The utility sector is further sub divided into Electric, Natural Gas and Other.

Electric

The Electric Utility sector is generally viewed as a defensive sector during weak economic environments. The economic slowdown has resulted in declining revenue trends, which have been most pronounced in the large industrial customer base. Companies in the sector have responded to the declining revenue trends with cost cutting initiatives and reduced capital expenditure programs. Liquidity remains adequate for most companies in the Electric Utility sector and significant debt refinancing was completed in the first half of 2009 which further enhanced liquidity profiles. Other headwinds continue to be experienced in the industry including ongoing capital expenditure requirements, the possibility of CO2 legislation, declining unregulated generation margins, and increasingly uncertain state regulatory environments during a time of economic stress. Even with these headwinds, most balance sheets have been maintained and cash flow has been sufficient to support credit fundamentals. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 35 million.

Natural Gas

The Natural Gas sector includes natural gas pipeline and distribution companies. The underlying fundamentals for pipelines are adversely affected by the decline in commodity prices, weak end user demand, and higher financing costs. Capital expenditures remain at elevated levels as the industry addresses the country’s infrastructure needs. Pipelines have exhibited ongoing market access through the first half of 2009 and liquidity remains adequate. The distributors continue to generate consistent cash flows as they continue to focus on reducing exposure to bad debts and weather related volatility. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 35 million.

Sovereign exposure

Sovereigns exposure relates to government issued securities including Dutch government bonds, US Treasury, agency and state bonds. The issuer identified as having the largest unrealized loss in the Available for Sale portfolio was US Treasuries. US Treasury interest rates rose materially in the first half of 2009. Government fiscal and monetary policy has stabilized credit conditions across much of the World, and, as a result, the quality premium for US Treasury bonds has diminished. In addition, generally more optimistic economic sentiment and some concerns about potential future inflationary pressures have put pressure on US Treasuries. As a result, prices for US Treasury and Agency securities fell during the first half of 2009. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2009.

There are no individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 35 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2009.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	2,833	(300)
Over 1 thru 5 years	14,289	(2,224)
Over 5 thru 10 years	11,813	(3,022)
Over 10 years	17,282	(5,334)

Total	46,217	(10,880)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2009.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	5,742	(263)
AAA	10,128	(3,047)
AA	2,767	(1,017)
A	10,255	(2,058)
BBB	13,269	(2,667)
BB	2,402	(695)
B	1,037	(651)
Below B	617	(482)

	46,217	(10,880)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	23,518	1,319	(4,771)	(537)
6 – 12 months	2,560	469	(296)	(84)
> 12 months	16,083	2,268	(3,985)	(1,207)

Total	42,161	4,056	(9,052)	(1,828)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses	Carrying value of bonds with gross unrealized losses	Gross unrealized losses
CV 70-100% of amortized cost	874	(117)
CV 40-70% of amortized cost	372	(282)
CV < 40 % of amortized cost	73	(138)

0-6 months	1,319	(537)

CV 70-100% of amortized cost	417	(39)
CV 40-70% of amortized cost	51	(44)
CV < 40 % of amortized cost	1	(1)

6-12 months	469	(84)

CV 70-100% of amortized cost	985	(145)
CV 40-70% of amortized cost	413	(325)
CV < 40 % of amortized cost	65	(201)

12-24 months	1,463	(671)

CV 70-100% of amortized cost	442	(74)
CV 40-70% of amortized cost	299	(249)
CV < 40 % of amortized cost	64	(213)

> 24 months	805	(536)

Total	4,056	(1,828)

Realized gains and losses on bonds of AEGON Americas, AEGON The Netherlands and AEGON UK for the six months ended June 30, 2009:

In million EUR	Gross realized gains	Gross realized losses
Bonds	290	(311)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period In million EUR	0 -12 months	>12 months	Total
Bonds	(145)	(166)	(311)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the period ended June 30, 2009 is presented in the table below. Those issuers with impairments or recoveries above EUR 35 million are specifically noted.

In million EUR	(Impairment)/ Recovery
Impairments:
Countrywide ABS Certs 2006-6	(55)
Other impairments	(647)
Sub-total	(702)

Recoveries:
Other recoveries	23

Sub-total	23
Net (Impairments) and Recoveries	(679)

Net impairments during H1 2009 totaled EUR 679 million, including EUR 256 million related to subprime mortgage asset backed securities and a further EUR 157 million to residential mortgage backed securities, both in the Americas.

During the first half of 2009, AEGON recognized EUR 23 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

A EUR 55 million loss was realized in 2009 on Countrywide ABS Certs 2006-6. The debt represents a beneficial interest in a portfolio of pooled US subprime mortgage loans. The pool contains large concentration in states with significant declining home values. While the deal continued paying full principal and interest payments during 2009, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to an adverse change in projected cash flows.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 73 million of impairment charges for the six months period ended June 30, 2009 for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of June 30, 2009, there are EUR 93 million of gross unrealized gains and EUR 55 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	965	1,003	38	788	93	215	(55)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2009 and December 31, 2009 is presented in the table below.

Unrealized losses–shares

	June 30, 2009		December 31, 2008
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	30	(11)	24	(18)
Consumer cyclical	3	0	1	—
Consumer non-cyclical	7	(1)	11	(4)
Financials	82	(22)	83	(14)
Funds	62	(12)	296	(77)
Industries	14	(6)	4	—
Technology	3	(1)	1	—
Other	14	(2)	4	(2)

Total	215	(55)	424	(115)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in the first six months of 2009.

In million EUR	0 - 12 months	> 12 months	Total
Shares	(70)	—	(70)

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s common stock impairment losses and recoveries by issuer for the period ended June 30, 2009 is presented in the table below. There were no issuers with impairments above EUR 35 million.

v	Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use or fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of AEGON’s identified cash generating units. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

vi	Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii	Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

viii	Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

ix	Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x	Non-consolidated group companies

All Group Companies are consolidated.

2.3 Results of Operations – first six months 2009 compared to first six months 2008

Results of operations

	Six months ended June 30,
In million EUR	2009	2008	%
Underlying earnings before tax by line of business
Life and protection	505	504	—
Individual savings and retirement products	(251)	231	n.m.
Pensions and asset management	125	250	(50)
Institutional products	118	207	(43)
Life reinsurance	(10)	43	n.m.
Distribution	7	17	(59)
General insurance	11	37	(70)
Interest charges and other	(135)	(55)	(145)
Share in net results of associates	12	20	(40)

Underlying earnings before tax	382	1,254	(70)
Over/(under) performance of fair value items	(228)	(393)	42

Operating earnings before tax	154	861	(82)
Gains/(losses) on investments	208	(126)	n.m.
Impairment charges	(779)	(130)	n.m.
Other income/(charges)	(376)	(45)	n.m.

Income before tax	(793)	560	n.m.
Income tax	459	(131)	n.m.

Net income	(334)	429	n.m.

Net underlying earnings	343	940	(64)

Underlying earnings before tax geographically
Americas	212	919	(77)
The Netherlands	201	229	(12)
United Kingdom	27	93	(71)
Other countries	77	68	13
Holding and other activities	(135)	(55)	(145)

Underlying earnings before tax	382	1,254	(70)

Commissions and expenses	3,122	2,931	7
which includes operating expenses of	1,656	1,555	6

n.m. = not meaningful

Sales

	Six months ended June 30,
In million EUR	2009	2008	%
New life sales
Life single premiums	3,529	5,637	(37)
Life recurring premiums annualized	659	851	(23)
Total recurring plus 1/10 single	1,012	1,415	(28)
Life	462	564	(18)
Savings products	—	1	n.m.
Pensions	474	750	(37)
BOLI/COLI	2	13	(85)
Reinsurance	74	87	(15)

Total recurring plus 1/10 single	1,012	1,415	(28)

New premium production accident and health insurance	310	307	1
New premium production general insurance	23	32	(28)

Gross deposits (on and off balance sheet)
Fixed annuities	2,556	1,181	116
Variable annuities	1,663	1,402	19
Savings products	1,359	1,336	2
Retail mutual funds	1,313	1,472	(11)
Pensions and asset management	5,148	5,644	(9)
Institutional guaranteed products	2,963	6,730	(56)
Reinsurance	1	2	(50)

Total gross deposits	15,003	17,767	(16)
Total gross deposits excluding institutional guaranteed products	12,040	11,037	9

Net deposits (on and off balance sheet)
Fixed annuities	833	(819)	n.m.
Variable annuities	490	(254)	n.m.
Savings products	(24)	42	n.m.
Retail mutual funds	(75)	587	n.m.
Pensions and asset management	752	1,350	(44)
Institutional guaranteed products	(3,786)	(794)	n.m.
Reinsurance	(28)	(29)	3

Total net deposits	(1,838)	83	n.m.
Total net deposits excluding institutional guaranteed products	1,948	877	122

Revenues geographically first six months 2009

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	2,971	2,010	3,616	525	—	9,122
Accident and health insurance premiums	892	146	—	42	—	1,080
General insurance premiums	—	266	—	72	—	338

Total gross premiums	3,863	2,422	3,616	639	—	10,540
Investment income	2,133	1,074	1,095	117	22	4,441
Fees and commission income	440	199	86	55	—	780
Other revenues	—	—	—	1	—	1

Total revenues	6,436	3,695	4,797	812	22	15,762

Number of employees, including agent-employees	14,649	6,098	4,982	3,465	269	29,463

This report includes two non-GAAP financial measures: net underlying earnings and underlying earnings before tax. The reconciliation of these measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	Six months ended June 30,
In million EUR	2009	2008	%
Underlying earnings before tax	382	1,254	(70)
Over/(under) performance of fair value items	(228)	(393)	42

Operating earnings before tax	154	861	(82)
Gains/(losses) on investments	208	(126)	n.m.
Impairment charges	(779)	(130)	n.m.
Other income/(charges)	(376)	(45)	n.m.

Income before tax	(793)	560	n.m.
Income tax	459	(131)	n.m.

Net income	(334)	429	n.m.

i Overview

AEGON reported a net loss for H1 2009 of EUR 334 million compared with net income of EUR 429 million for the same period in the previous year. The net loss includes underlying earnings before tax of EUR 382 million, impairments totaling EUR 779 million, a EUR 228 million underperformance of fair value items (including a loss of EUR 136 million due to a narrowing of AEGON’s own credit spread), a EUR 385 million one-time loss related to the sale of the company’s Taiwanese life insurance activities and a tax benefit of EUR 459 million. Excluding the one-time loss related to the sale of AEGON’s Taiwan life insurance activities, total net income for H1 2009 amounted to EUR 51 million.

Underlying earnings before tax

AEGON’s underlying earnings in H1 2009 totaled EUR 382 million, a decline from H1 2008 – due mainly to lower financial markets and a narrowing in investment spreads. A decline in equity markets during Q1 2009 led to accelerated amortization of deferred policy acquisition costs in AEGON’s variable annuity business in the Americas.

Although equity markets did recover in the second quarter of 2009, the amortization of DPAC was not reversed due to the reversion to the mean methodology. Fee income was down in H1 2009 due to lower assets balances, in particular in the Americas and in the pension business in the United Kingdom. Earnings were also adversely affected by measures designed to preserve capital and reduce risk in the company’s asset portfolio. In the Americas, asset allocation to cash and treasury and agency bonds was increased significantly, following an announcement that the company would downsize its institutional spread business, which led to lower investment spreads during the first six months of 2009.

Fair value items

Net income for H1 2009 included an under-performance on fair value items of EUR 228 million. In the first half of 2009, certain alternative investment classes in the Americas, particularly real estate and private equity, underperformed expected long-term returns by EUR 205 million. During the period, the fair value of credit derivatives rose EUR 119 million, due to a significant decline in credit spreads.

Fair value items also include the under/over-performance of assets held through profit or loss and backing liabilities of a specific portfolio of group pension contracts in the Netherlands. In H1 2009, these assets underperformed expected long-term returns by EUR 54 million. Until the second quarter of 2009, the assets backing this portfolio of liabilities were accounted for as ‘fair value through profit or loss’. These assets were replaced at the beginning of Q2 2009 by a portfolio of assets accounted for as ‘available for sale’. As a result, this item will not recur in future quarters as a fair value item.

In H1 2009, net fair value gains of EUR 216 million on guarantees and related hedges in the Americas were offset by the negative impact of EUR 189 million from fair value movements in guarantees and related hedges in the Netherlands. The fair value of certain products with guarantees includes a credit spread in the discount rates, a reflection of dislocated, volatile and illiquid markets.

Three bonds issued by AEGON N.V. and their related hedge instruments are held at fair value through profit or loss and included in fair value items. AEGON’s credit spread narrowed substantially during the first half of 2009, leading to a loss on these bonds of EUR 136 million.

Net gains/losses on investments

In the first half of 2009, gains on investments totaled EUR 208 million, primarily the result of net gains on the sale of bonds and shares in the Netherlands and positive results from economic hedges in the Americas, the United Kingdom and at holding level.

Impairment charges

Impairment charges during H1 2009 amounted to EUR 779 million, including EUR 256 million related to subprime mortgage asset backed securities and a further EUR 157 million to residential mortgage backed securities, both in the Americas. The remaining impairments were primarily from corporate credit investments in the Americas, the United Kingdom and the Netherlands.

Tax

Net income in the first half of 2009 included a tax benefit of EUR 459 million, stemming from impairments, mark-to-market losses on fair value items and tax exempt items in the Netherlands and the Americas. AEGON also booked a tax gain of EUR 252 million related to cross border intercompany reinsurance transactions between Ireland and the United States. The loss from the sale of AEGON’s Taiwanese life activities did not lead to tax relief on earnings for H1 2009.

Commission and expenses

Commissions and expenses for the first half of 2009 were up 2% at constant currency. While commissions were lower, amortization charges were up, due to accelerated amortization of DPAC in the Americas’ variable annuity business. Operating expenses were up 3% at constant currency in H1 2009 as an increase in employee benefit and restructuring expenses in several businesses offset cost savings.

Sales

New life sales

AEGON’s new life sales declined 28% in the first half of 2009 compared with the same period last year. Sales were down in most countries with the exception of Spain. The financial crisis and the change in economic conditions impacted unit-linked sales across several countries, as well as BOLI/COLI sales in the Americas. Life reinsurance sales were also down. Sales in the United Kingdom declined from record levels seen during the first half of last year. In the Netherlands, sales of group pensions proved volatile in H1 2009 following a standstill in the market in H2 2008.

Deposits

Total gross deposits excluding institutional guaranteed products rose 9% in the first half of 2009, compared with the same period the previous year, mainly as a result of higher fixed annuity sales. Variable annuity sales were also up, while sales of retirement plans in the pension business were strong, particularly when taking into account the impact of lower financial markets on existing investments. Pension deposits in Central and Eastern Europe remained strong, reflecting growth in the business as well as the inclusion of recent acquisitions.

Capital

At the end of June 2009, core capital, excluding AEGON’s revaluation reserves, was EUR 15.8 billion, down from EUR 16.2 billion at the end of 2008. Core capital, including the revaluation account, consisted of EUR 7.6 billion in shareholders’ equity and a further EUR 3 billion in convertible core capital securities. Shareholders’ equity had amounted to EUR 6.1 billion at the end of 2008.

Excess capital, above AA capital adequacy requirements, amounted to EUR 3.5 billion, an increase from EUR 2.9 billion at the end of 2008. During the first six months of 2009, the positive impact from statutory earnings and measures to preserve capital and reduce financial risk was partly offset by impairments and rating migration.

In its Annual Report 2008, AEGON extensively described certain risk categories and risk factors which could have a material adverse effect on its financial position and results. The company believes that the risks identified for the second half of 2009 are in line with the risks AEGON N.V. presented in its Annual Report 2008.

Equity market sensitivities

During H1 2009, AEGON implemented a macro hedge program for equity exposure related to its retail variable annuity portfolio to reduce the sensitivity of AEGON’s capital position to equity market movements. This program, a combination of out-of-the-money put options and linear hedge instruments, is in place for twelve months, but can be extended for a longer period. The hedge instruments will be carried at fair value through profit or loss and will be reported in fair value items.

Outlook

As a result of actions taken, AEGON’s capital position remains strong with excess capital at the end of the second quarter of 2009 of EUR 3.5 billion over AA capital adequacy requirements, a strong improvement over the EUR 2.7 billion at the end of Q1 2009.

AEGON’s strong excess capital position allows the company to re-deploy capital in the business and reverse the earnings impact from de-risking initiatives, while continuing to focus on capital efficiency and reallocation of capital to markets with higher growth and return prospects. AEGON expects to continue to maintain an amount of excess capital substantially above AA capital adequacy requirements - an important safeguard against a possible deterioration in world financial markets.

Last year, AEGON announced cost savings measures totaling EUR 150 million in 2009. These cost measures are well on track to achieve the full year target.

Because of uncertain economic conditions, AEGON still expects an elevated level of asset impairments in its investment portfolio in 2009 compared to its long-term assumptions.

ii AMERICAS

	Six months ended June 30,			Six months ended June 30,
In million	2009 USD	2008 USD	%	2009 EUR	2008 EUR	%
By secondary segment
Life	271	373	(27)	203	244	(17)
Accident and health	167	209	(20)	125	137	(9)

Life and protection	438	582	(25)	328	381	(14)
Fixed annuities	146	200	(27)	109	130	(16)
Variable annuities	(451)	138	N.M.	(338)	90	N.M.
Retail mutual funds	(19)	7	N.M.	(14)	5	N.M.

Individual savings and retirement products	(324)	345	N.M.	(243)	225	N.M.
Pensions and asset management	27	95	(72)	21	62	(66)
Institutional guaranteed products	135	282	(52)	102	184	(45)
BOLI/COLI	23	35	(34)	16	23	(30)

Institutional products	158	317	(50)	118	207	(43)
Life reinsurance	(13)	66	N.M.	(10)	43	N.M.
Share in net results of associates	(3)	2	N.M.	(2)	1	N.M.

Underlying earnings before tax	283	1,407	(80)	212	919	(77)
Over/(under) performance of fair value items	198	(419)	N.M.	149	(274)	N.M.
Operating earnings before tax	481	988	(51)	361	645	(44)
Gains/(losses) on investments	32	(144)	N.M.	25	(94)	N.M.
Impairment charges	(819)	(147)	N.M.	(614)	(96)	N.M.
Other income/(charges)	1	—	N.M.	—	—	N.M.

Income before tax	(305)	697	N.M.	(228)	455	N.M.
Income tax	504	(282)	N.M.	377	(184)	N.M.

Net income	199	415	(52)	149	271	(45)

Net underlying earnings	286	1,024	(72)	215	669	(68)

Commissions and expenses	2,573	2,497	3	1,927	1,631	18
which includes operating expenses of	1,139	1,102	3	854	720	19

	Six months ended June 30,			Six months ended June 30,
In million	2009 USD	2008 USD	%	2009 EUR	2008 EUR	%
New life sales
Life single premiums	229	459	(50)	171	300	(43)
Life recurring premiums annualized	343	478	(28)	257	312	(18)

Total recurring plus 1/10 single	366	524	(30)	274	342	(20)
Life	265	371	(29)	198	242	(18)
BOLI/COLI	2	20	(90)	2	13	(85)
Reinsurance	99	133	(26)	74	87	(15)

Total recurring plus 1/10 single	366	524	(30)	274	342	(20)

New premium production accident and health insurance	396	452	(12)	297	295	1

Gross deposits (on and off balance)
Fixed annuities	3,412	1,808	89	2,556	1,181	116
Variable annuities	1,851	2,021	(8)	1,386	1,320	5
Retail mutual funds	820	1,659	(51)	615	1,084	(43)
Pensions and asset management	5,792	7,382	(22)	4,338	4,822	(10)
Institutional guaranteed products	3,955	10,303	(62)	2,963	6,730	(56)
Life reinsurance	1	3	(67)	1	2	(50)

Total gross deposits	15,831	23,176	(32)	11,859	15,139	(22)

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2009	2008	2009	2008
USD	1.3349	1.5309	1.4134	1.3917
CAD	1.6331	1.5419	1.6275	1.6998

Net income

AEGON reported net income in the Americas for H1 2009 of USD 199 million.

Fair value items showed an overperformance of USD 198 million, a result primarily of increased market values for credit derivatives, as well as a positive contribution from total return annuities and the positive impact of lower implied equity market volatilities on the fair value of GMWB guarantees and GMWB related hedges. The gain from AEGON’s macro equity hedge program amounted to USD 26 million in H1 2009. Alternative assets, like real estate partnerships, as well as private equity, underperformed.

Net income in the Americas included USD 819 million in net impairments, of which the majority (USD 551 million) was related to structured asset impairments, including securities backed by subprime mortgages (USD 342 million).

Net income included a tax gain related to cross border intercompany reinsurance transactions (USD 337 million) between Ireland and the United States. These reinsurance transactions were accounted for at fair value in both tax jurisdictions, while losses in the United States were taxed at 35% and gains in Ireland were taxed at 12.5%. The gain was a partial reversal of previous tax charges on these transactions in 2008.

Underlying earnings before tax

AEGON reported underlying earnings before tax in the Americas for H1 2009 of USD 283 million, a strong decline compared to underlying earnings of USD 1,407 million in H1 2008.

Underlying earnings before tax from Life & Protection amounted to USD 438 million and included several one-off items; USD 30 million DPAC charge in the Canadian life business, USD 18 million in reserve strengthening in the US life business and USD 13 million of restructuring charges, partially offset by USD 21 million of reserve releases in accident and health. Earnings also include USD 59 million in increased employee benefit plan expenses and the impact of lower investment spreads and reduced fee income. In H1 2008 underlying earnings included exceptional unfavorable mortality charges of USD 26 million.

Individual Savings & Retirement underlying earnings before tax came in at a loss of USD 324 million. The decline in earnings compared to H1 2008 was due to the equity market impact on fee income, minimum guarantee reserve strengthening and accelerated DPAC amortization (in total USD 509 million) as well as a narrowing of spreads. In addition, changes in the lapse assumptions affected earnings by USD 75 million.

Pensions & Asset Management underlying earnings before tax decreased to USD 27 million from USD 95 million in H1 2008, a result mainly of lower fees from reduced asset balances and increased employee benefit plan expenses (USD 16 million).

Underlying earnings before tax from the Institutional business amounted to USD 158 million, down from USD 317 million in H1 2008. In H1 2009, earnings were severely impacted by narrowing in spreads as a result of a higher asset allocation to cash following the decision to scale down AEGON’s institutional spread business. However, declining short term rates generated favorable product spreads.

In the Life Reinsurance business underlying earnings before tax amounted to a loss of USD 13 million, including a USD 44 million impact from lower equity markets, adverse mortality experience in H1 2009 (USD 22 million), as well as lower spreads. Earnings in H1 2008 included a USD 49 million reserve strengthening charge.

Commissions and expenses

Total commissions and expenses were up 3% in H1 2009 compared to the same period last year, primarily due to acceleration of DPAC amortization. H1 2009 operating expenses were up 3% due to an increase in employee benefit plan expenses of USD 103 million as well as restructuring expenses of USD 38 million, partly offset by the positive contributions of cost initiatives.

Sales and deposits

Total new life sales in the Americas were down in H1 2009, driven primarily by a decline in universal life sales in the high net worth market and variable life sales in the middle market. The BOLI/COLI market has declined significantly as a result of the financial crisis and its impact on banks. Life reinsurance sales were down as well.

Sales of accident and health products were down 12% compared with H1 2008, the result partly of a decision to discontinue the auto credit business.

Total gross deposits, excluding institutional guaranteed products, were down 8% compared to H1 2008. Net deposits, excluding institutional guaranteed products, totaled USD 2.6 billion in H1 2009.

Fixed annuities sales in H1 2009 were up USD 1.6 billion compared to H1 2008 due to the steepness of the interest rate curve and the recent equity market volatility. Sales of variable annuities declined by 8%, while retail mutual fund sales suffered from lower financial markets.

Sales of retirement plans in the pension business continued to be strong, particularly taking into account the impact of lower financial markets. Institutional guaranteed products sales were low, following AEGON’s decision early 2009 to scale down its institutional spread based business.

iii THE NETHERLANDS

	Six months ended June 30,
In million EUR	2009	2008	%
By secondary segment
Life	112	61	84
Accident and health	18	12	50

Life and protection	130	73	78
Individual savings and retirement products	(19)	1	N.M.
Pensions and asset management	83	111	(25)
Distribution	12	19	(37)
General insurance	(5)	19	N.M.
Share in net results of associates	—	6	N.M.

Underlying earnings before tax	201	229	(12)
Over/(under) performance of fair value items	(243)	(191)	(27)

Operating earnings before tax	(42)	38	N.M.
Gains/(losses) on investments	68	(39)	N.M.
Impairment charges	(106)	(21)	N.M.

Income before tax	(80)	(22)	N.M.
Income tax	43	46	(7)

Net income	(37)	24	N.M.

Net underlying earnings	148	184	(20)

Commissions and expenses	581	609	(5)
which includes operating expenses of	409	426	(4)

New life sales
Life single premiums	536	888	(40)
Life recurring premiums annualized	40	50	(20)

Total recurring plus 1/10 single	94	139	(32)
Life	42	54	(22)
Pensions	52	85	(39)

Total recurring plus 1/10 single	94	139	(32)

New premium production accident and health insurance	10	9	11
New premium production general insurance	13	15	(13)

Gross deposits (on and off balance)
Pensions and asset management	73	127	(43)
Saving deposits	1,359	1,336	2

Total gross deposits	1,432	1,463	(2)

Net income

AEGON reported a net loss in the Netherlands for H1 2009 of EUR 37 million.

Fair value items include the under/overperformance on assets held at fair value through profit and loss, backing liabilities of a specific portfolio of group pension contracts held in the general account. In H1 2009 these assets underperformed long-term expected returns by EUR 54 million. The assets backing this portfolio of liabilities were accounted for as fair value through profit or loss and have been replaced with assets accounted for as available for sale. As a result this item will not recur as fair value item going forward.

Earnings in H1 2009 include a EUR 189 million charge from the net impact of movements in the fair value of guarantees and related hedges. The significant benefits of higher equity markets and lower equity market volatility were more than offset by losses from the company’s program for managing guarantee-related interest exposures.

Impairments of EUR 106 million were primarily related to equity investments and corporate credit investments. Investment gains and losses amounted to EUR 68 million and include gains on bonds and shares sold during H1 2009, partly offset by losses resulting from a revaluation of direct residential real estate investments.

Underlying earnings before tax

AEGON reported underlying earnings of EUR 201 million in the Netherlands in H1 2009, down 12%, a result of lower technical results in the life and pension business and adverse claims experience in general insurance.

Underlying earnings before tax from Life & Protection amounted to EUR 130 million, up from H1 2008 primarily because of a EUR 20 million one-time release of provisions and higher investment income in the Life business, partly offset by lower technical results.

The Savings business reported an underlying loss before tax of EUR 19 million, due to continued pressure on margins and volumes from fierce competition in the savings market.

Underlying earnings before tax from Pensions & Asset Management amounted to EUR 83 million, 25% down from earnings in H1 2008, which had included a one-time release of accruals. Lower asset balances resulted in lower fee income.

Underlying earnings before tax from Distribution amounted to EUR 12 million, down from H1 2008 because of a slowdown in the real estate market.

General insurance underlying earnings before tax were down significantly to a loss of EUR 5 million, lower than H1 2008 due to higher claims experience.

Commissions and expenses

Commissions and expenses were down 5%, while operating expenses decreased by 4%, both compared to H1 2008. Operating expenses were down as a result of cost initiatives taken during the first six months, e.g. a reduction in staff and in project-related expenses.

Sales and deposits

Pension sales decreased significantly during H1 2009 and proved volatile after the standstill in the Dutch group pension market during H2 2008. Sales of single premium individual life products were down compared to H1 2008, following increased pricing competition in the immediate annuity market, as well as lower demand for regular premium products.

Gross deposits were level with H1 2008.

iv UNITED KINGDOM

	Six months ended June 30,			Six months ended June 30,
In million	2009 GBP	2008 GBP	%	2009 EUR	2008 EUR	%
By secondary segment
Life and protection	18	19	(5)	21	24	(13)
Pensions and asset management	11	55	(80)	11	71	(85)
Distribution	(5)	(2)	(150)	(5)	(2)	(150)

Underlying earnings before tax	24	72	(67)	27	93	(71)
Over/(under) performance of fair value items	(1)	—	N.M.	(1)	—	N.M.
Operating earnings before tax	23	72	(68)	26	93	(71)
Gains/(losses) on investments	34	2	N.M.	38	3	N.M.
Impairment charges	(44)	(9)	N.M.	(49)	(12)	N.M.
Other income/(charges) [1]	8	(35)	N.M.	9	(45)	(120)

Income before tax	21	30	(30)	24	39	(38)
Income tax attributable to policyholder return	(8)	35	N.M.	(8)	45	(118)

Income before income tax on shareholders return	13	65	(80)	16	84	(81)
Income tax on shareholders return	10	(8)	N.M.	11	(11)	(200)

Net income	23	57	(60)	26	73	(63)

Net underlying earnings	31	61	(49)	35	79	(56)

Commissions and expenses	334	329	2	375	424	(12)
which includes operating expenses of	206	200	3	231	257	(10)

New life sales [2]
Life single premiums	2,334	3,226	(28)	2,616	4,156	(37)
Life recurring premiums annualized	255	307	(17)	286	395	(28)

Total recurring plus 1/10 single	488	630	(23)	547	811	(33)
Life	112	114	(2)	125	146	(14)
Pensions	376	516	(27)	422	665	(37)
Total recurring plus 1/10 single	488	630	(23)	547	811	(33)

Gross deposits (on and off balance sheet)
Pensions and asset management	315	304	4	353	391	(10)

Total gross deposits	315	304	4	353	391	(10)

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30, 2009	Dec. 31, 2008
Per 1 EUR	2008	2008
GBP	0.8920	0.7763	0.8521	0.9525

Net income

Net income amounted to GBP 23 million, a decline compared to H1 2008 due to lower underlying earnings and higher impairments. Net investment gains totaled GBP 34 million, including a GBP 15 million accounting gain on a derivative instrument for which hedge accounting could no longer be applied.

Underlying earnings before tax

Underlying earnings before tax declined to GBP 24 million compared to H1 2008, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit-linked pension business in the United Kingdom.

Underlying earnings before tax from Life & Protection totaled GBP 18 million in H1 2009, in line with last year. Growth in the annuity and protection business was offset by one-time charges related to the withdrawal from the group employee benefit business and lower investment income.

Underlying earnings before tax from Pensions & Asset Management amounted to GBP 11 million, a decline of GBP 44 million, due to a decrease in fund related charges as a result of lower equity and bond markets.

Distribution activities in H1 2009 experienced an underlying loss before tax of GBP 5 million, largely because of continued difficult market conditions for mortgage and investment products.

Commissions and expenses

Total commissions and expenses in H1 2009 were up 2% compared to H1 2008. Commissions were lower because of a change in AEGON’s business mix in the United Kingdom. Operating expenses increased by 3% to GBP 206 million, due mainly to restructuring expenses. H1 2008 had included a provision release related to incentive payments in the asset management business.

Sales and deposits

New life sales amounted to GBP 488 million in H1 2009. Compared to H1 2008, sales were down across most products. Group pension sales in H1 2008 included one large case. Sales from investment bonds suffered from tax changes and worsening market conditions.

v OTHER COUNTRIES

	Six months ended June 30,
In million EUR	2009	2008	%
By secondary segment
Life	24	23	4
Accident and health	2	3	(33)

Life and protection	26	26	—
Variable annuities	2	(1)	N.M.
Saving products	1	1	—
Mutual funds	8	5	60

Individual savings and retirement products	11	5	120
Pensions and asset management	10	6	67
General insurance	16	18	(11)
Share in net results of associates	14	13	8

Underlying earnings before tax	77	68	13
Over/(under) performance of fair value items	3	—	N.M.
Operating earnings before tax	80	68	18
Gains/(losses) on investments	6	5	20
Impairment charges	(5)	(1)	N.M.
Other income/(charges)	(385)	0	N.M.

Income before tax	(304)	72	N.M.
Income tax	(30)	(24)	(25)

Net income	(334)	48	N.M.

Net underlying earnings	47	44	7

Commissions and expenses	171	207	(17)
which includes operating expenses of	94	92	2

New life sales
Life single premiums	206	293	(30)
Life recurring premiums annualized	76	94	(19)

Total recurring plus 1/10 single	97	123	(21)
Life	97	122	(20)
Saving products	—	1	N.M.

Total recurring plus 1/10 single	97	123	(21)

New premium production accident and health insurance	3	3	—
New premium production general insurance	10	17	(41)

Gross deposits (on and off balance)
Variable annuities	277	82	N.M.
Retail mutual funds	698	388	80
Pensions and asset management	384	304	26

Total gross deposits	1,359	774	76

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in EUR, are summarized in the table below.

	Six months ended June 30,
Per 1 EUR	2009	2008
Czech Republic Krona (CZK)	27.0881	25.125
Hungarian Forint (HUF)	289.6304	253.623
Indian Rupee (INR)	64.1896	61.983
New Taiwan Dollar (NTD)	44.9230	47.535
New Turkish Lira ((TRY)	2.1477	1.889
Polish Zloty (PLN)	4.4753	3.471
Ren Min Bi Yuan (CNY)	9.1080	10.822
Romanian Leu (RON)	4.2245	3.651
Slovakian Koruna (SKK)	N.M.	32.237

Other countries

Net income

Other countries recorded a net loss of EUR 334 million in H1 2009 as a result of a book loss of EUR 385 million from the sale of the company’s Taiwanese life insurance activities. Excluding this one-time loss, net income amounted to EUR 51 million, compared to EUR 48 million in the same period last year.

Underlying earnings before tax

Underlying earnings before tax from Other countries increased compared to H1 2008 to EUR 77 million in H1 2009.

Underlying earnings before tax from Life & Protection were level at EUR 26 million. In H1 2008 life earnings from CEE included a one-off reserve release in Hungary of EUR 4 million. This was offset by higher surrender charges, a reduction in expenses in CEE and further business growth at AEGON’s joint ventures in Spain in H1 2009.

The inclusion of variable annuities in Europe and continued growth at the asset management joint venture in China led to underlying earnings before tax of EUR 11 million from Individual Savings and Retirement products in H1 2009.

Pensions & Asset Management underlying earnings before tax increased to EUR 10 million as a result of the introduction earlier this year of DPAC in the pension business in Hungary and Poland.

Underlying earnings before tax from General Insurance decreased to EUR 16 million as a result of higher claim ratios. Despite this increase, however, these ratios remained well within pricing assumptions.

Commissions and expenses

Commissions and expenses decreased by 17% as higher operating expenses were more than offset by lower commissions and higher deferred expenses. In addition, the sale of AEGON Taiwan at the end of the first quarter contributed to the decrease in commissions and expenses. Commissions decreased also as a result of lower sales, while expanding operations led to an increase in expenses.

Sales and deposits

Market turmoil continued to affect sales compared to last year. New life sales totaled EUR 97 million in H1 2009, a decrease compared to H1 2008.

In CEE both single and recurring premium production decreased compared to H1 2008, resulting in total new life sales of EUR 33 million.

In Asia, new life sales decreased to EUR 18 million. In China, new life sales increased as a result of strong recurring premium product sales, especially in the broker and bank channels. This was more than offset by a decline in Taiwan, mainly due to the sale of the life insurance operations at the beginning of the second quarter.

New life sales in Spain were up 22% to EUR 46 million, primarily as a result of increased recurring premium production at AEGON’s joint ventures with savings banks compared to H1 2008. New life sales from the partnership with CAM, which is not consolidated in AEGON’s accounts, amounted to EUR 123 million (on a 100% basis).

vi Subsequent events

On July 13, 2009, AEGON reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products. As a result of the final agreement, there will be an additional impact on the company’s embedded value of approximately EUR 70 mln after tax. The cost of improvements will be reflected in AEGON’s earnings over the remainder of the lifespan of affected policies. Consequently, no significant impact on the 2009 income statement is expected as provisions are adequate.

On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with harbor trade unions regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of the company’s financial statements. The ruling is open to appeal to the Dutch Supreme Court.

On August 13, 2009 AEGON announced that it has completed a EUR 1 billion equity issue via an accelerated bookbuild. The issue was conducted under AEGON’s USD Shelf Registration through the sale of a combination of new common shares and existing treasury shares. The issue comprised 157,822,000 new common shares and 32,654,191 treasury shares of AEGON N.V. with a nominal value of EUR 0.12. The shares were sold at a price of EUR 5.25 per Netherlands registered share and USD 7.50 per New York registered share. Application has been made to list the new shares on respectively Euronext Amsterdam, the principal market for AEGON’s common shares, and the New York Stock Exchange. The issue has been settled on August 19, 2009 and the new shares are admitted to trading on respectively Euronext Amsterdam and the New York Stock Exchange as of that date. AEGON intends to use the proceeds of the equity issue to repay up to EUR 1 billion of the total EUR 3 billion of core capital obtained last year from its largest shareholder, Vereniging AEGON, funded by the Dutch State. The decision to repay by December 1, 2009, is conditional on AEGON’s capital position at the time of repayment and the outlook for the economy and financial markets not deteriorating materially. The repayment further requires the formal consent of the Dutch Central Bank (DNB).

On August 27, 2009 AEGON announced that the life insurance joint venture between AEGON and Sony Life has obtained final approval from the Japanese regulatory authorities to launch business operations later this year. The 50-50 joint venture – known as AEGON Sony Life Insurance Co., Ltd. (ASLIC) – will initially focus on the sale of variable annuity products which will be distributed through Sony Life’s ‘Lifeplanner’ sales employees, as well as banks and other financial institutions. ASLIC is expected to begin operations in early December.

On August 31, 2009 AEGON announced the completion of the sale of its Taiwan life insurance business to Zhongwei Company, a holding company established and funded by a consortium led by the Chairman of Meifu Development and the President of Taiwan Glass Industry. The entering by the parties into an agreement for the sale was originally announced on April 22, 2009.

vii Liquidity and capital resources

General

The main goals of AEGON’s capital and liquidity management are to ensure strong capital adequacy, manage and allocate capital efficiently across the company in order to maximize sustainable returns, and ensure ongoing access to money markets and capital markets on competitive terms such that the cost of capital is minimized.

Along with the mentioned goals, the funding and capital management process aims to ensure that high standards of liquidity are maintained even during periods of severely impaired financial markets. These goals support AEGON’s capacity to withstand losses from severely adverse business and market conditions and help to serve the interests of all its stakeholders.

AEGON conducts its funding and capital management processes at various levels within the organization, coordinated by Group Treasury, under the remit of the Group Risk and Capital Committee.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that AEGON companies maintain their strong financial strength, now and into the future, even after sustaining losses from severely adverse business and market conditions. AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements.

During the first half of 2009, the capital adequacy of AEGON’s operating units continued to be strong. At June 30, 2009, the AEGON Group had excess capital over these self-imposed requirements of EUR 3.5 billion partially held by AEGON N.V., up EUR 0.6 billion from end of 2008. To strengthen its capital adequacy, AEGON has carried out capital preservation initiatives resulting in EUR 1.6 billion capital released from AEGON’s businesses during the first half of 2009, above the target of EUR 1.5 billion that had been set for the full year of 2009. While AEGON is continuing with its effort to release capital from its businesses it has also started to redeploy the capital by investing cash in higher yielding quality assets and higher return business opportunities.

The AEGON Group does not manage its capital based on the EU Insurance Group Directive (IGD). However, AEGON does report its IGD ratio. At June 30, 2009, the Group’s IGD ratio was 202%. This ratio takes into account Solvency 1 capital requirements based on IFRS for entities within the EU, as well as local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the United States is calculated as two times the upper end of the Company Action Level range (200%), as applied by the National Association of Insurance Commissioners (NAIC) in the United States. Since the end of 2008, the methodology to calculate The Netherlands’ IGD ratio was aligned with the Solvency I calculation for Dutch companies which takes into account the positive balance of the Dutch ‘Toereikendheidstoets’ (‘TRT’) or the local regulatory liability adequacy test.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed across the group and consists of core capital (which consists of shareholders’ equity, excluding revaluation reserve, as well as convertible core capital securities), perpetual capital securities (including currency revaluations), dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% core capital, and targets 25% perpetual capital securities and 5% dated subordinated debt and senior debt. At June 30, 2009, AEGON’s capital base consisted of 75% core capital, and 21% perpetual capital securities. Senior and dated subordinated debt accounted for the remaining 4%.

Excess Capital is the capital in excess of the most stringent capital adequacy requirement adhered to by AEGON for its operating companies plus the Excess Capital held at AEGON N.V. Additional Leverage Capacity is defined as the maximum capacity to issue additional debt under the leverage tolerance defined in the paragraph above. AEGON defines Financial Flexibility as the sum of Excess Capital and Additional Leverage Capacity. Financial Flexibility is a self-imposed managerial limitation for assuming debt and gives an indication of the capacity of the Group to assume debt. In April 2009, AEGON used its Leverage Capacity by issuing EUR 1 billion of Senior Unsecured Notes under its USD 6 billion Program for the Issuance of Debt Instruments. At June 30, 2009, AEGON’s Financial Flexibility was EUR 3.5 billion. Current liquidity needs are amply covered by excess cash held within the Group.

Core capital and Group equity

Core capital, which consists of shareholders’ equity and the convertible core capital securities which were issued in 2008 (see below), was EUR 10,642 million at June 30, 2009, compared with EUR 9,055 million at December 31, 2008. The main drivers of the increase were a net loss of EUR 334 million, an increase in the revaluation reserve of EUR 2,056 million, an increase in the foreign currency translation reserve, dividend payments and coupon payments on perpetual capital securities.

Group equity consists of core capital plus other equity securities, such as the Junior Perpetual Capital Securities and the Perpetual Cumulative Capital Securities, as well as other equity reserves. The other equity securities accounted for EUR 4,645 million at June 30, 2009. The Perpetual Capital Securities possess features that may result in a deferral of coupons. Group equity was EUR 15,352 million at June 30, 2009 (including currency revaluations on other equity securities), compared with EUR 13,760 million at December 31, 2008.

In the context of the unprecedented market conditions that materialized in 2008, AEGON secured on December 1, 2008, an additional EUR 3 billion in core capital from Vereniging AEGON, funded by the Dutch State, as part of a broader program to support fundamentally sound and viable banks and insurance companies in the Netherlands during the financial crisis.

On August 13, 2009 AEGON completed a EUR 1 billion equity issue via an accelerated book build. The issue was conducted under AEGON’s USD Shelf Registration through the sale of a combination of new common shares and existing treasury shares. The issue comprised 157,822,000 new common shares and 32,654,191 treasury shares of AEGON N.V. with a nominal value of EUR 0.12. The shares were sold at a price of EUR 5.25 per Netherlands registered share and USD 7.50 per New York registered share. AEGON intends to use the proceeds of the equity issue to repay up to EUR 1 billion of the total EUR 3 billion of core capital obtained last year from Vereniging AEGON, funded by the Dutch State. The decision to repay by December 1, 2009, is conditional on AEGON’s capital position at the time of repayment and the outlook for the economy and financial markets not deteriorating materially. The repayment further requires the formal consent of the Dutch Central Bank (DNB).

Debt funding

AEGON’s funding strategy continues to be based on ensuring ongoing access to international capital markets, while minimizing the cost of capital. AEGON’s focus on a well established fixed income investor base is supported by an active investor relations program designed to keep investors informed on AEGON’s strategy and results.

AEGON’s liquidity management strategy is aimed at maintaining sufficient liquidity to ensure that the company can meet its payment obligations as they fall due at a reasonable cost. This is achieved by dispersing day-to-day funding requirements, maintaining a broad base of funding sources and maintaining a well-diversified portfolio of highly liquid assets. Liquidity is managed at both Group and country unit levels. AEGON’s liquidity position remained strong through the first half of 2009.

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies, whose securities are guaranteed by AEGON N.V., have issued debt securities. AEGON N.V. has regular access to the capital markets under its USD 6 billion Programme for the issuance of Debt Instruments. On April 22, 2009 AEGON N.V. issued EUR 1 billion 3-year Senior Unsecured Notes under this program. The Notes, issued at a price of 99.673, carry a coupon of 7%. Access to the US markets is facilitated by a separate US shelf registration.

AEGON N.V.’s and AEGON Funding Company LLC’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Programs provide access to domestic and international money markets. At June 30, 2009, AEGON N.V. had EUR 250 million outstanding under its commercial paper programs. AEGON has a short-term debt rating of P2/A2/F1 by, respectively, Moody’s, S&P and Fitch.

AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs. The principal arrangement is a USD 5 billion syndicated facility including a USD 3 billion back-up facility maturing in 2012. This arrangement also includes a USD 2 billion multicurrency revolving letter of credit facility maturing in 2015, extendable until 2017. In addition, AEGON maintains USD 475 million of shorter dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any liquidity back-up facilities.

Internal sources of liquidity include distributions from operating subsidiaries. Internal distributions may be subject to (local) regulatory requirements. Excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the Group’s present requirements.

Operational leverage is not part of the capital base. At June 30, 2009, operational leverage was EUR 2.9 billion (December 31, 2008: EUR 2.1 billion). Operational debt primarily relates to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves.

Ratings

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. An isolated rating downgrade of AEGON or any of its rated insurance subsidiaries, where a certain number of the relevant peers did not also get similarly downgraded, may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of this may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. Such cash payments to policyholders would result in a decrease in total invested assets as well as a decrease in net income. Among other things, early withdrawals may also cause AEGON to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a rating downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of AEGON’s products and services. This may negatively impact new sales and adversely affect the Group’s ability to compete. This would have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The current Fitch, Moody’s and Standard & Poor’s (S&P) insurance financial strength ratings (IFSR) and ratings outlook of the Group’s primary life insurance companies in AEGON’s major country units are shown in the following table:

Ratings

As of June 30, 2009

	AEGON USA IFSR	AEGON The Netherlands IFSR	AEGON Scottish Equitable IFSR	AEGON N.V. Senior Debt Rating
S&P rating	AA-	AA-	AA-	A-
S&P outlook	Negative	Negative	Negative	Negative
Moody’s rating	A1	NR [1]	NR	A3
Moody’s outlook	Negative	Negative	Negative	Negative
Fitch rating	AA	NR	NR	A
Fitch outlook	Negative	Negative	Negative	Negative

[1]	NR is Not Rated

During the first half of 2009, Moody’s lowered its senior debt rating for AEGON N.V. to A3 with a negative outlook; Fitch lowered its senior debt rating to A with a negative outlook, while Standard & Poor’s lowered its senior debt rating to A-. The outlook for all three credit ratings remained negative.

At the same time, Moody’s, Fitch and S&P also lowered the Insurance financial strength ratings of AEGON USA by one notch, to A1, AA and AA-, respectively. These downgrades were in line with similar actions taken by credit rating agencies affecting many of our peers as well as several other companies broadly across the insurance industry. Due to this relative context, along with the decision to run off the IMD spread business, the downgrades had a limited effect on our business.

DISCLAIMER

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

FORWARD LOOKING STATEMENTS

The statements contained in this report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.